    As filed with the Securities and Exchange Commission on October 3, 2001
                                                Registration No. 333-______

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              SEPARATE ACCOUNT H OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                           (Exact name of Registrant)

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                               James D. Gallagher
                          Secretary and General Counsel
                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                                Boston, MA 02108
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007



Title of Securities Being Registered:  Variable Annuity Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H

                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4


N-4 Item
Part A         Caption in Prospectus
--------       ----------------------

1              Cover Page

2              Special Terms

3              Summary

4              Performance Data; Financial Statements

5 General Information about The Manufacturers Life Insurance Company (U.S.A.), The Manufacturers Life Insurance Company (U.S.A.) Separate Account H and Manufacturers Investment Trust

6 Charges and Deductions; Administration Fees; Reduction or Elimination of Annual Administration Fee; Mortality and Expense Risk Charge; Taxes; Appendix A; Appendix B

7              Accumulation Provisions; Purchase Payments; Accumulation Units;
               Net Investment Factor; Transfers Among Investment Options; Telephone Transactions; Special Transfer Services-Dollar Cost Averaging; Withdrawals; Special Withdrawal Services-Income Plan; Owner Inquiries; Other Contract Provisions; Ownership; Beneficiary; Modification Annuity Provisions; General; Annuity Options; Determination of Amount of the First Variable Annuity Payment; Annuity Units and the Determination of Subsequent Variable Annuity Payments; Transfers After Maturity Date

9              Accumulation Provisions; Death Benefit Before Maturity Date;
               Annuity Provisions; Death Benefit on or After Maturity Date

10             Accumulation Provisions; Purchase Payments; Accumulation Units;
               Value of Accumulation Units; Net Investment Factor; Distribution of Contracts

11 Withdrawals; Restrictions under the Texas Optional Retirement Program; Accumulation Provisions; Purchase Payments; Other Contract Provisions; Ten Day Right to Review

12             Federal Tax Matters; Introduction; The Company's Tax Status;
               Taxation of Annuities in General; Diversification Requirements; Qualified Retirement Plans

13             Legal Proceedings

14             Statement of Additional Information - Table of Contents

               Caption in Statement of
Part B         Additional Information
------         -----------------------

15             Cover Page

16             Table of Contents

17             General Information and History

18             Services-Independent Auditors; Services-Servicing Agent

19             Not Applicable

20             Services-Principal Underwriter

21             Performance Data

22             Not Applicable

23             Audited Financial Statements

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

       ANNUITY SERVICE OFFICE                           MAILING ADDRESS
   500 Boylston Street, Suite 400                    Post Office Box 9230
  Boston, Massachusetts 02116-3739             Boston, Massachusetts 02205-9230
           (617) 663-3000                             www.manulifeusa.com
           (800) 344-1029


                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT H
                                       OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF (U.S.A.)

                      FLEXIBLE PAYMENT DEFERRED COMBINATION
                       FIXED AND VARIABLE ANNUITY CONTRACT
                                NON-PARTICIPATING


         This Prospectus describes an annuity contract issued by The Manufacturers Life Insurance Company (U.S.A.) ("WE" or "US" OR"MANULIFE U.S.A."). The "CONTRACT" is a flexible purchase payment, deferred, combination fixed and variable annuity contract, including both an individual contract and a participating interest in a group contract. Both are designed and offered to provide retirement programs for eligible individuals and retirement plans. Participation in a group contract will be separately accounted for by the issuance of a certificate evidencing your interest under the contract. An individual contract will usually be issued only where a group contract may not be used.


         - Contract values and annuity benefit payments are based upon sixty investment options. Fifty-nine options are variable account options and one is a fixed account option.

         - Contract values (other than those allocated to the fixed account) and variable annuity benefit payments will vary according to the investment performance of the sub-accounts of one of our separate accounts, The Manufacturers Life Insurance Company (U.S.A.) Separate Account H (the "VARIABLE ACCOUNT"). Contract values may be allocated to, and transferred among, one or more of those sub-accounts.

         - Each sub-account's assets are invested in a corresponding portfolio of a mutual fund, Manufacturers Investment Trust (the "TRUST"). We will provide the contract owner ("YOU") a prospectus for the Trust with this Prospectus.

         - SHARES OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND THE SHARES ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

         -      Special Terms are defined in a glossary in Appendix A.

         - For information relating to contracts sold prior to May, 2000 ("PRIOR CONTRACTS"), see Appendix E.

         - Except as specifically noted here and under the captions "FIXED ACCOUNT INVESTMENT OPTION" below and "FIXED ACCOUNT INVESTMENT OPTIONS" in Appendix E, this Prospectus describes only the variable portion of the contract and prior contracts.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE VARIABLE ACCOUNT AND THE VARIABLE PORTION OF THE CONTRACT THAT YOU SHOULD KNOW BEFORE INVESTING.

THE CONTRACTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ADDITIONAL INFORMATION about the contract and the Variable Account is contained in a Statement of Additional Information, dated the same date as this Prospectus, which has been filed with the SEC and is incorporated herein by reference. The Statement of Additional Information is available without charge upon request by writing us at the address on the front cover or by telephoning
(800) 344-1029.

The SEC maintains a Web site (www.sec.gov) that contains the Statement of Additional Information and other information about us, the contracts and the Variable Account.


                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS

     General Information and History.................................    3
     Performance Data................................................    3
     Services
          Independent Auditors.......................................    12
          Servicing Agent............................................    12
          Principal Underwriter .....................................    12
     Audited Financial Statements....................................    13




               The date of this Prospectus is January 1, 2002

                                TABLE OF CONTENTS


SUMMARY...................................................
GENERAL INFORMATION ABOUT US,
THE VARIABLE ACCOUNT AND THE TRUST........................
     The Manufacturers Life Insurance Company (U.S.A.)....
     The Variable Account ................................
     The Trust............................................
DESCRIPTION OF THE CONTRACT ..............................
   ELIGIBLE GROUPS AND INDIVIDUALS .......................
   ACCUMULATION PERIOD PROVISIONS ........................
     Purchase Payments ...................................
     Accumulation Units ..................................
     Value of Accumulation Units .........................
     Net Investment Factor ...............................
     Transfers Among Investment Options ..................
     Maximum Number of Investment Options.................
     Telephone Transactions ..............................
     Special Transfer Services - Dollar Cost Averaging....
     Asset Rebalancing Program............................
     Withdrawals..........................................
        Telephone Redemptions.............................
     Special Withdrawal Services - the Income Plan .......
     Death Benefit During Accumulation Period.............
        In General........................................
        Amount of Death Benefit...........................
        Payment of Death Benefit..........................
PAY-OUT PERIOD PROVISIONS ................................
     General .............................................
     Annuity Options .....................................
     Determination of Amount of the First Variable
     Annuity Benefit Payment..............................
     Annuity Units and the Determination of
     Subsequent Variable Annuity Benefit Payments ........
     Transfers During Pay-out Period .....................
     Death Benefit During Pay-out Period..................
   OTHER CONTRACT PROVISIONS .............................
     Ten Day Right to Review .............................
     Ownership ...........................................
     Annuitant ...........................................
     Beneficiary .........................................
     Modification ........................................
     Discontinuance of New Owners ........................
     Misstatement and Proof of Age, Sex or Survival.......
FIXED ACCOUNT INVESTMENT OPTION...........................
     Securities Registration .............................
     Guarantee ...........................................
     Reinsurance .........................................
     Investment Options ..................................
     Investment Accounts .................................
     Renewals ............................................
     Transfers ...........................................
     Withdrawals .........................................
     Fixed Annuity Options ...............................
CHARGES AND DEDUCTIONS ...................................
     Administration Fees..................................
     Reduction or Elimination of Annual
        Administration Fees ..............................
     Mortality and Expense Risks Charge ..................
     Taxes ...............................................
   FEDERAL TAX MATTERS ...................................
   INTRODUCTION ..........................................
   OUR TAX STATUS ........................................
   TAXATION OF ANNUITIES IN GENERAL ......................
       Tax Deferral During Accumulation Period ...........
        Non-Natural Owners ...............................
        Diversification Requirements .....................
        Ownership Treatment ..............................
        Delayed Pay-out Periods ..........................
     Taxation of Partial and Full Withdrawals ............
     Taxation of Annuity Benefit Payments ................
     Taxation of Death Benefit Proceeds ..................
     Penalty Tax on Premature Distributions ..............
    Aggregation of Contracts..............................
    Loss of Interest Deduction Where Contracts
        are Held by or for the Benefit of Certain Non-
        Natural Persons...................................
QUALIFIED RETIREMENT PLANS ...............................
     Direct Rollovers ....................................
     Loans ...............................................
FEDERAL INCOME TAX WITHHOLDING............................
GENERAL MATTERS...........................................
     Performance Data.....................................
     Asset Allocation and Timing Services.................
     Restrictions Under The Texas Optional
        Retirement Program................................
     Distribution of Contracts ...........................
     Contract Owner Inquiries.............................
     Confirmation Statements..............................
     Legal Proceedings ...................................
     Cancellation of Contract.............................
     Voting Interest......................................
APPENDIX A:  SPECIAL TERMS................................  A-1
APPENDIX B:  STATE PREMIUM TAXES..........................  B-1
APPENDIX C:  PENNSYLVANIA MAXIMUM
   MATURITY AGE...........................................  C-1
APPENDIX D:  QUALIFIED PLAN TYPES.........................  D-1
APPENDIX E:  PRIOR CONTRACTS .............................  E-1
APPENDIX F:  TABLE OF ACCUMULATION UNIT VALUE.............  E-1

                                     SUMMARY

OVERVIEW OF THE CONTRACT. The contracts offered by this Prospectus are a group contract, including an owner's participating interest in the group contract, and an individual contract. Usually, a group contract certificate will be issued. An individual contract is intended for use where a group contract is not available. Specific accounts are maintained under a group contract for each member of an eligible group participating in the contract as evidenced by the issuance of a certificate. The contracts provide for the accumulation of contract values prior to the maturity date (the "ACCUMULATION" period) and the payment of annuity benefits on a variable and/or fixed basis (the "PAY-OUT" period).

The contracts are designed primarily as funding vehicles for "asset based fee arrangements" offered by brokerage firms which may charge an additional fee for their services. We will treat any such fees assessed against the contract as partial withdrawals from the contract. See "Federal Tax Matters" for further information on the tax implications of assessing such fees against the contract.

When you purchase a variable annuity for any tax-qualified retirement plan, the variable annuity does not provide any additional tax deferred treatment of earnings beyond the treatment provided by the plan. Consequently, you should purchase a variable annuity for a tax-qualified plan only on the basis of other benefits offered by the variable annuity. These benefits may include lifetime income payments, protection through the death benefit, and guaranteed fees.

PRIOR CONTRACTS. We have a class of variable annuity contract which is no longer being issued but under which purchase payments may continue to be made ("PRIOR CONTRACTS"). Prior contracts were sold during the period from March, 1998 until May, 2000. This Prospectus principally describes the contract offered by this Prospectus but also describes the prior contracts. The principal differences between the contract offered by this Prospectus and the prior contracts relate to the availability of additional fixed investment options available under the prior contracts, the minimum initial purchase payment, and certain charges made by us. For information concerning prior contracts, see Appendix E.

PURCHASE PAYMENT LIMITS. The minimum initial purchase payment is $25,000. Subsequent purchase payments must be at least $30. Purchase payments normally may be made at any time. If a purchase payment would cause your contract value to exceed $1,000,000, or your contract value already exceeds $1,000,000, you must obtain our approval in order to make the payment. If permitted by state law, we may cancel your contract if you have made no purchase payments for two years, your contract value is less than $2,000 and your purchase payments over the life of your contract, minus your withdrawals over the life of the contract, is less than $2,000.

INVESTMENT OPTIONS. Upon issuance of the contract, purchase payments may be allocated among up to seventeen of the available investment options (including the one fixed account investment option). After the contract is issued, there is no limit on the number of investment options to which you may allocate purchase payments. Currently, fifty-nine Variable Account investment options and one fixed account investment option are available under the contract. Each of the Variable Account investment options is a sub-account of the Variable Account that invests in a corresponding portfolio of the Trust. A full description of each Trust portfolio is in the accompanying Prospectus of the Trust. The portion of your contract value in the Variable Account and monthly variable annuity payments will reflect the investment performance of the sub-accounts selected. Purchase payments may also be allocated to the one-year fixed investment option. Under the fixed account investment option, we guarantee the principal value of purchase payments and the rate of interest credited to the investment account for the term of the guarantee period. Subject to certain regulatory limitations, we may elect to add, subtract or substitute investment options.

Allocating assets only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating assets to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your contract will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. The Company does not provide advice regarding appropriate investment allocations, please discuss this matter with your financial adviser.

TRANSFERS. During the accumulation period, you may transfer your contract values among any of the investment options. During the pay-out period, you may transfer your allocations among the Variable Account investment options, but transfers from Variable Account options to the fixed account option or from the fixed account option to Variable Account options are not permitted.

WITHDRAWALS. During the accumulation period, you may withdraw all or a portion of your contract value. The amount you withdraw from any investment account must be at least $300 or, if less, your entire balance in that investment account. If a partial withdrawal would reduce your contract value to less than $300, we will treat your withdrawal request as a request to withdraw all of your contract value. An administration fee may apply to your withdrawal. A withdrawal may be subject to income tax and a 10% penalty tax. A systematic withdrawal plan service is available under the contract.

DEATH BENEFITS. We will pay the death benefit to your BENEFICIARY if you die during the accumulation period. If a contract is owned by more than one person, then the surviving owner will be deemed the beneficiary of the deceased owner. No death benefit is payable on the death of any ANNUITANT (a natural person or persons to whom ANNUITY BENEFIT PAYMENTS are made and whose life is used to determine the duration of annuity benefit payments involving life contingencies), except that if any owner is not a natural person, the death of any annuitant will be treated as the death of an owner. The amount of the death benefit will be calculated as of the date on which our Annuity Service Office receives written notice and proof of death and all required claim forms.

If the annuitant dies after the maturity date and annuity payments have been selected based on an annuity option providing for payments for a guaranteed period, we will make the remaining guaranteed payments to the beneficiary.

ANNUITY BENEFIT PAYMENTS. We offer a variety of fixed and variable annuity benefit payment options. Periodic annuity benefit payments will begin on the "MATURITY DATE" (the date marking the end of the accumulation period and the beginning of the pay-out period). You select the maturity date, the frequency of payment and the type of annuity benefit payment option. Annuity benefit payments are made to the annuitant.

TEN DAY REVIEW. You may cancel your contract by returning it to us within 10 days of receiving it.

MODIFICATION. The contract or certificate may not be modified by us without your consent except to make it conform to any law or regulation or ruling issued by a governmental agency. However, on 60 days' notice to the group holder, we may change the administration fees, mortality and expense risk charges, annuity purchase rates and the market value charge as to any certificate issued after the effective date of the modification.

TAXATION. Generally all earnings on the underlying investments are tax-deferred until withdrawn or until annuity benefit payments begin. Normally, a portion of each annuity benefit payment is taxable as ordinary income. Partial and total withdrawals generally are taxable as ordinary income to the extent contract value prior to the withdrawal exceeds the purchase payments you have made, minus any prior withdrawals that were not taxable. A 10% penalty tax may apply to withdrawals and annuity benefit payments prior to age 59 1/2.

DISCONTINUANCE OF NEW OWNERS. In the case of group contracts, on thirty days' notice to the group holder, we may limit or discontinue acceptance of new applications and the issuance of new certificates.

CHARGES AND DEDUCTIONS. The following table and Example are designed to assist you in understanding the various costs and expenses related to the contract. The table reflects expenses of the Variable Account and the underlying portfolios of the Trust. In addition to the items listed in the following table, premium taxes may be applicable to certain contracts. The items listed under "Separate Account Annual Expenses" are more completely described in this Prospectus under "Charges and Deductions.". The items listed under "Trust Annual Expenses" are described in detail in the accompanying Trust Prospectus.

See Appendix E for a discussion of different charges and deductions applicable to prior contracts.

ANNUAL ADMINISTRATION FEE ..............................................   $0

TRANSFER FEE              ..............................................  None.

(We reserve the right, however, to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee has not yet been determined.)

SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average investment account value)

Mortality and expense risks fee.........................................  0.30%
Administration fee......................................................  0.15%

Total Separate Account Annual Expense...................................  0.45%

TRUST ANNUAL EXPENSES

(as a percentage of Trust average net assets for the fiscal year ended December 31, 2000)*


                                                                                                             TOTAL TRUST
                                                                                        OTHER EXPENSES     ANNUAL EXPENSES
                                              MANAGEMENT                                (AFTER EXPENSE     (AFTER EXPENSE
            TRUST PORTFOLIO                      FEES         CLASS A RULE 12b-1FEE     REIMBURSEMENT)     REIMBURSEMENT)
            ---------------                      ----         ---------------------     --------------     --------------
Internet Technologies                           1.000%                0.150%                0.130%            1.280%(E)

Pacific Rim Emerging Markets                    0.700%                0.150%                0.180%            1.030%

Telecommunications                              0.950%                0.150%                0.130%            1.230%(A)

Science & Technology                            0.916%(F)             0.150%                0.040%            1.106%

International Small Cap                         0.914%                0.150%                0.440%            1.504%
Health Sciences                                 0.950%(F)             0.150%                0.130%            1.230%(A)

Aggressive Growth                               0.850%                0.150%                0.070%            1.070%
Emerging Small Company                          0.896%                0.150%                0.050%            1.096%
Small Company Blend                             0.900%                0.150%                0.140%            1.190%
Dynamic Growth                                  0.850%                0.150%                0.070%            1.070%(E)

Mid Cap Growth                                  0.850%                0.150%                0.280%            1.280%(A)

Mid Cap Opportunities                           0.850%                0.150%                0.230%            1.230%(A)

Mid Cap Stock                                   0.775%                0.150%                0.075%            1.000%
All Cap Growth                                  0.778%                0.150%                0.050%            0.978%
Financial Services                              0.800%                0.150%                0.090%            1.040%(A)

Overseas                                        0.800%                0.150%                0.200%            1.150%
International Stock                             0.850%(F)             0.150%                0.180%            1.180%
International Value                             0.850%                0.150%                0.180%            1.180%
Capital Appreciation                            0.750%                0.150%                0.500%(H)         1.400%(H)

Strategic Opportunities                         0.700%                0.150%                0.050%            0.900%
Quantitative Mid Cap                            0.650%                0.150%                0.070%            0.870%(A)

Global Equity                                   0.750%                0.150%                0.120%            1.020%
Strategic Growth                                0.750%                0.150%                0.120%            1.020%(A)

Growth                                          0.683%                0.150%                0.050%            0.883%
Large Cap Growth                                0.750%                0.150%                0.065%            0.965%
All Cap Value                                   0.800%                0.150%                0.140%            1.090%(A)

Capital Opportunities                           0.750%                0.150%                0.160%            1.060%(A)

Quantitative Equity                             0.596%                0.150%                0.050%            0.796%
Blue Chip Growth                                0.713%(F)             0.150%                0.035%            0.898%
Utilities                                       0.750%                0.150%                0.270%            1.170%(A)

Real Estate Securities                          0.650%(A)             0.150%                0.060%            0.860%
Small Company Value                             0.900%(F)             0.150%                0.190%            1.240%
Mid Cap Value                                   0.800%                0.150%                0.160%            1.110%(A)

Value                                           0.650%                0.150%                0.060%            0.860%
Tactical Allocation                             0.750%                0.150%                0.430%            1.330%(E)

Fundamental Value                               0.800%                0.150%                0.130%            1.080%(A)

Growth & Income                                 0.524%                0.150%                0.040%            0.714%

U.S. Large Cap Value                            0.725%                0.150%                0.055%            0.930%
Equity-Income                                   0.725%(F)             0.150%                0.035%            0.910%
Income & Value                                  0.650%                0.150%                0.060%            0.860%
Balanced                                        0.554%(A)             0.150%                0.060%            0.764%

High Yield                                      0.625%                0.150%                0.065%            0.840%
Strategic Bond                                  0.625%                0.150%                0.095%            0.870%
Global Bond                                     0.600%                0.150%                0.200%            0.950%
Total Return                                    0.600%                0.150%                0.065%            0.815%
Investment Quality Bond                         0.500%                0.150%                0.080%            0.730%
Diversified Bond                                0.600%                0.150%                0.060%            0.810%
U.S. Government Securities                      0.550%                0.150%                0.070%            0.770%
Money Market                                    0.350%                0.150%                0.040%            0.540%
Small Cap Index                                 0.375%                0.150%                0.075%(G)         0.600%(E)

International Index                             0.400%                0.150%                0.050%(G)         0.600%(E)

Mid Cap Index                                   0.375%                0.150%                0.075%(G)         0.600%(E)

Total Stock Market Index                        0.375%                0.150%                0.075%(G)         0.600%(E)

500 Index                                       0.375%                0.150%                0.025%(G)         0.550%(E)

Lifestyle Aggressive 1000(D)                    0.070%                0.000%                1.089%(B)         1.159%(C)
Lifestyle Growth 820(D)                         0.055%                0.000%                0.971%(B)         1.026%(C)

Lifestyle Balanced 640(D)                       0.055%                0.000%                0.893%(B)         0.948%(C)
Lifestyle Moderate 460(D)                       0.064%                0.000%                0.821%(B)         0.885%(C)
Lifestyle Conservative 280(D)                   0.075%                0.000%                0.790%(B)         0.865%(C)

*Effective January 1, 2002, the Trust implemented a Class A Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.

(A) Based on estimates to be made during the current fiscal year.

(B) Reflects expenses of the Underlying Portfolios.


(C) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes
(a) the expenses of the Underlying Portfolios, (b) taxes, (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the trust's business.)



If total expenses of a lifestyle trust (absent reimbursement)] exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser.


This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 2000) as noted in the chart below:

                                         ADVISORY  RULE 12b-1       OTHER                           TOTAL TRUST
TRUST PORTFOLIO                           FEES                       FEES          EXPENSES       ANNUAL EXPENSES
---------------                           ----                       ----          --------       ---------------
Lifestyle Aggressive 1000.........       0.070%                     0.000%           1.114%             1.184%
Lifestyle Growth 820..............       0.055%                     0.000%           0.981%             1.036%

Lifestyle Balanced 640............       0.055%                     0.000%           0.903%             0.958%
Lifestyle Moderate 460............       0.064%                     0.000%           0.846%             0.910%
Lifestyle Conservative 280........       0.075%                     0.000%           0.822%             0.897%


(D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote (C) above.

(E) Annualized - For the period May 1, 2000 (commencement of operations) to December 31, 2000.

(F) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust and the Equity-Income Trust. The fee reduction is based on the combined asset level of all five portfolios and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:

                                                      FEE REDUCTION
    COMBINED ASSET LEVELS                  (AS A PERCENTAGE OF THE ADVISORY FEE)

     First $750 million                                  0.00%
     Between $750 million and $1.5 billion               2.50%
     Between $1.5 billion and $3.0 billion               3.75%
     Over $3.0 billion                                   5.00%

     The fee reductions are applied to the advisory fees of each of the five portfolios. This voluntary fee waiver may be terminated at any time by the adviser. As of February 28, 2001, the combined asset level for all six portfolios was approximately $4.469 billion resulting in a fee reduction of 3.065%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.

(G) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.097% and 0.650%, respectively, for the International Index Trust, 0.125% and 0.650%, respectively, for the Small Cap Index Trust, 0.164% and 0.690%, respectively, for the Mid Cap Index Trust and 0.090% and 0.620%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year ended December 31, 2001 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

(H) Annualized - For period November 1, 2000 (commencement of operations) to December 31, 2000. For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Appreciation Trust, the Adviser reimbursed the portfolio for certain expenses for the year ended December 31, 2000. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.700% and 1.600%, respectively. These voluntary expense reimbursements may be terminated at any time.




EXAMPLE (A)

An owner will have paid the following expenses on a $1,000 investment, assuming
(a) a 5% annual return on assets and (b) all Trust portfolio expense reimbursements remain in effect for the time periods illustrated, regardless of whether the contract owner annuitized as provided in the contract, surrendered the contract or did not surrender the contract at the end of the applicable time period:


------------------------------------------------- -------------- ---------------- -------------- ----------------
TRUST PORTFOLIO                                      1 YEAR          3 YEAR          5 YEAR          10 YEAR
------------------------------------------------- -------------- ---------------- -------------- ----------------
Internet Technologies                                  18              54              94              204
------------------------------------------------- -------------- ---------------- -------------- ----------------
Pacific Rim Emerging Markets                           15              47              81              177
------------------------------------------------- -------------- ---------------- -------------- ----------------
Telecommunications                                     17              53              91              199
------------------------------------------------- -------------- ---------------- -------------- ----------------
Science & Technology                                   16              50              87              189
------------------------------------------------- -------------- ---------------- -------------- ----------------
International Small Cap                                20              62              107             232
------------------------------------------------- -------------- ---------------- -------------- ----------------
Health Sciences                                        17              53              91              199
------------------------------------------------- -------------- ---------------- -------------- ----------------
Aggressive Growth                                      15              48              83              181
------------------------------------------------- -------------- ---------------- -------------- ----------------
Emerging Small Company                                 16              49              84              185
------------------------------------------------- -------------- ---------------- -------------- ----------------
Small Company Blend                                    17              52              89              194
------------------------------------------------- -------------- ---------------- -------------- ----------------
Dynamic Growth                                         15              48              83              181
------------------------------------------------- -------------- ---------------- -------------- ----------------
Mid Cap Growth                                         18              54              94              204
------------------------------------------------- -------------- ---------------- -------------- ----------------
Mid Cap Opportunities                                  17              53              91              199
------------------------------------------------- -------------- ---------------- -------------- ----------------
Mid Cap Stock                                          15              46              79              174
------------------------------------------------- -------------- ---------------- -------------- ----------------
All Cap Growth                                         15              46              79              174
------------------------------------------------- -------------- ---------------- -------------- ----------------
Financial Services                                     15              47              81              178
------------------------------------------------- -------------- ---------------- -------------- ----------------
Overseas                                               16              50              87              190
------------------------------------------------- -------------- ---------------- -------------- ----------------
International Stock                                    17              53              91              199
------------------------------------------------- -------------- ---------------- -------------- ----------------
International Value                                    17              51              89              193
------------------------------------------------- -------------- ---------------- -------------- ----------------
Capital Appreciation                                   19              58              100             217
------------------------------------------------- -------------- ---------------- -------------- ----------------

Strategic Opportunities                                14              43              74              162

------------------------------------------------- -------------- ---------------- -------------- ----------------
Quantitative Mid Cap                                   13              42              72              159
------------------------------------------------- -------------- ---------------- -------------- ----------------
Global Equity                                          15              46              80              176
------------------------------------------------- -------------- ---------------- -------------- ----------------

------------------------------------------------- -------------- ---------------- -------------- ----------------
TRUST PORTFOLIO                                      1 YEAR          3 YEAR          5 YEAR          10 YEAR
------------------------------------------------- -------------- ---------------- -------------- ----------------
Strategic Growth                                       15              46              80              176
------------------------------------------------- -------------- ---------------- -------------- ----------------
Growth                                                 14              43              74              162
------------------------------------------------- -------------- ---------------- -------------- ----------------
Large Cap Growth                                       14              44              76              167
------------------------------------------------- -------------- ---------------- -------------- ----------------
All Cap Value                                          16              49              84              183
------------------------------------------------- -------------- ---------------- -------------- ----------------
Capital Opportunities                                  15              48              82              180
------------------------------------------------- -------------- ---------------- -------------- ----------------
Quantitative Equity                                    12              38              66              145
------------------------------------------------- -------------- ---------------- -------------- ----------------
Blue Chip Growth                                       14              43              74              164
------------------------------------------------- -------------- ---------------- -------------- ----------------
Utilities                                              16              51              88              192
------------------------------------------------- -------------- ---------------- -------------- ----------------
Real Estate Securities                                 13              42              72              158
------------------------------------------------- -------------- ---------------- -------------- ----------------
Small Company Value                                    17              53              92              200
------------------------------------------------- -------------- ---------------- -------------- ----------------
Mid Cap Value                                          16              49              85              186
------------------------------------------------- -------------- ---------------- -------------- ----------------
Value                                                  13              42              72              158
------------------------------------------------- -------------- ---------------- -------------- ----------------
Tactical Allocation                                    18              56              96              209
------------------------------------------------- -------------- ---------------- -------------- ----------------
Fundamental Value                                      16              48              83              182
------------------------------------------------- -------------- ---------------- -------------- ----------------
Growth & Income                                        13              39              68              150
------------------------------------------------- -------------- ---------------- -------------- ----------------
U.S. Large Cap Value                                   14              44              76              166
------------------------------------------------- -------------- ---------------- -------------- ----------------
Equity-Income                                          14              43              74              164
------------------------------------------------- -------------- ---------------- -------------- ----------------
Income & Value                                         13              42              72              158
------------------------------------------------- -------------- ---------------- -------------- ----------------
Balanced                                               12              39              67              147
------------------------------------------------- -------------- ---------------- -------------- ----------------
High Yield                                             13              41              71              156
------------------------------------------------- -------------- ---------------- -------------- ----------------
Strategic Bond                                         13              42              72              159
------------------------------------------------- -------------- ---------------- -------------- ----------------
Global Bond                                            15              46              79              174
------------------------------------------------- -------------- ---------------- -------------- ----------------
Total Return                                           13              41              71              156
------------------------------------------------- -------------- ---------------- -------------- ----------------
Investment Quality Bond                                12              37              65              143
------------------------------------------------- -------------- ---------------- -------------- ----------------
Diversified Bond                                       13              40              69              152
------------------------------------------------- -------------- ---------------- -------------- ----------------
U.S. Government Securities                             12              37              64              142
------------------------------------------------- -------------- ---------------- -------------- ----------------
Money Market                                           10              32              55              121
------------------------------------------------- -------------- ---------------- -------------- ----------------
Small Cap Index                                        11              33              58              128
------------------------------------------------- -------------- ---------------- -------------- ----------------
International Index                                    11              33              58              128
------------------------------------------------- -------------- ---------------- -------------- ----------------
Mid Cap Index                                          11              33              58              128
------------------------------------------------- -------------- ---------------- -------------- ----------------
Total Stock Market Index                               11              33              58              128
------------------------------------------------- -------------- ---------------- -------------- ----------------
500 Index                                              10              32              55              122
------------------------------------------------- -------------- ---------------- -------------- ----------------
Lifestyle Aggressive 1000                              16              50              86              187
------------------------------------------------- -------------- ---------------- -------------- ----------------
Lifestyle Growth 820                                   15              47              81              177
------------------------------------------------- -------------- ---------------- -------------- ----------------
Lifestyle Balanced 640                                 14              44              76              167
------------------------------------------------- -------------- ---------------- -------------- ----------------
Lifestyle Moderate 460                                 14              42              73              161
------------------------------------------------- -------------- ---------------- -------------- ----------------
Lifestyle Conservative 280                             13              41              72              157
------------------------------------------------- -------------- ---------------- -------------- ----------------

(A) Does not reflect the $30 administration fee which is applicable to certain contract described in Appendix E.




         For purposes of presenting the foregoing Example, we have made certain assumptions. We have assumed that, where applicable, the maximum deferred sales load is deducted, that there are no transfers or other transactions and that the "Other Expenses" line item under "Trust Annual Expenses" will remain the same (including any voluntary expense reimbursement continuing in effect). Those assumptions, (each of which is mandated by the SEC in an attempt to provide prospective investors with standardized data with which to compare various annuity contracts) do not take into account certain features of the contract and prospective changes in the size of the Trust which may operate to change the expenses borne by contract owners. CONSEQUENTLY, THE AMOUNTS LISTED IN THE EXAMPLES ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES BORNE BY CONTRACT OWNERS MAY BE GREATER OR LESSER THAN THOSE SHOWN.

LOCATION OF FINANCIAL STATEMENTS OF REGISTRANT AND DEPOSITOR

         Our financial statements and those of the Variable Account may be found in the Statement of Additional Information.

GENERAL INFORMATION ABOUT US, THE VARIABLE ACCOUNT AND THE TRUST

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

================================================================================
We are an indirect subsidiary of MFC.
================================================================================


         We are a stock life insurance company incorporated in Maine on August 20, 1955 and redomesticated under the laws of Michigan on December 30, 1992. Our ANNUITY SERVICE office is located at 500 Boylston Street, Suite 400, Boston, Massachusetts 02116-3739. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.


The Manufacturers Life Insurance Company (U.S.A.)'s financial ratings are as follows:

A++ A.M. Best
Superior in financial strength; 1st category of 15

AAA Fitch
Highest in insurer financial strength; 1st category of 22

AA+ Standard & Poor's
Very strong in financial strength; 2nd category of 21

Aa2 Moody's
Excellent in financial strength; 3rd category of 21

These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of The Manufacturers Life Insurance Company (U.S.A.)'s ability to honor the death benefit, fixed account guarantees and life annuitization guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE VARIABLE ACCOUNT

================================================================================
The Variable Account is one of our separate accounts that invests the contract values you allocate to it in the Trust portfolio(s) you select.
================================================================================

         The Variable Account was established on August 24, 1984 as a separate account of The Manufacturers Life Insurance Company of North America ("Manulife North America"), another wholly-owned subsidiary of MFC which on January 1, 2002 merged into Manulife U.S.A. As a result of this merger, Manulife U.S.A. became the owner of all of Manulife North America's assets, including the assets of the Variable Account and assumed all of Manulife North America's obligations including those under the contracts. The merger had no other effect on the terms and conditions of the contracts or on your allocations among investment options.

         The Variable Account is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account. If we determine that it would be in the best interests of persons having voting rights under the contracts, the Variable Account may be operated as a management company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.

         The Variable Account currently has fifty-nine sub-accounts. We reserve the right, subject to compliance with applicable law, to add other sub-accounts, eliminate existing sub-accounts, combine sub-accounts or transfer assets in one sub-account to another sub-account that we, or an affiliated company, may establish. We will not eliminate existing sub-accounts or combine sub-accounts without the prior approval of the appropriate state or federal regulatory authorities.

THE TRUST

================================================================================
The Trust is a mutual fund in which the Variable Account invests.
================================================================================

         The assets of each sub-account of the Variable Account are invested in Class A shares of a corresponding investment portfolio of the Trust. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the portfolios is diversified for purposes of the 1940 Act, except for the Dynamic Growth Trust, Global Bond Trust, Utilities, Health Sciences and the five Lifestyle Trusts which are non-diversified. The Trust receives investment advisory services from Manufacturers Securities Services, LLC

("MSS"). "). Each of the Trust portfolios, except the Lifestyle Trusts, are subject to a Rule 12b-1 fee of 0.15% of a portfolio's Class A net assets.


The Trust currently has twenty-five subadvisers who manage all of the portfolios, one of which subadvisers is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of ours.

  SUBADVISER                                  PORTFOLIO

  A I M Capital Management, Inc.              All Cap Growth Trust
                                              Aggressive Growth Trust

  Capital Guardian Trust Company              Small Company Blend Trust
                                              U.S. Large Cap Value Trust
                                              Income & Value Trust
                                              Diversified Bond Trust

  Cohen & Steers Capital Management, Inc.     Real Estate Securities Trust

  Davis Select Advisers, L.P.                 Financial Services Trust
                                              Fundamental Value Trust

  The Dreyfus Corporation                     All Cap Value Trust


  Fidelity Management & Research Company      Strategic Opportunities Trust
                                              Large Cap Growth Trust
                                              Overseas Trust


  Founders Asset Management LLC               International Small Cap Trust

  Franklin Advisers, Inc.                     Emerging Small Company Trust

  INVESCO Funds Group, Inc.                   Telecommunications Trust
                                              Mid Cap Growth Trust

  Janus Capital Corporation                   Dynamic Growth Trust

  Jennison Associates LLC                     Capital Appreciation Trust

  Lord, Abbett & Co.                          Mid Cap Value Trust

  Manufacturers Adviser Corporation           Pacific Rim Emerging Markets Trust
                                              Quantitative Equity Trust
                                              Quantitative Mid Cap Trust
                                              Money Market Trust
                                              Index Trusts
                                              Lifestyle Trusts(B)
                                              Balanced Trust

 Massachusetts Financial Services Company     Strategic Growth Trust
                                              Capital Opportunities Trust
                                              Utilities Trust

 Miller Anderson & Sherrerd, LLP              Value Trust
                                              High Yield Trust

 Brinson Advisors, Inc.                       Tactical Allocation Trust
 (formerly, Mitchell Hutchins Asset
   Management Inc.)

 Munder Capital Management                    Internet Technologies Trust

 Pacific Investment Management Company        Global Bond Trust
                                              Total Return Trust





 Putnam Investment Management, L.L.C.         Mid Cap Opportunities Trust
                                              Global Equity Trust
 Salomon Brothers Asset Management Inc        U.S. Government Securities Trust
                                              Strategic Bond Trust


 SSgA Funds Management, Inc.                  Growth Trust
                                              Lifestyle [TRUSTS(A)]


 T. Rowe Price Associates, Inc.               Science & Technology Trust
                                              Small Company Value Trust
                                              Health Sciences Trust
                                              Blue Chip Growth Trust
                                              Equity-Income Trust

 T. Rowe Price International, Inc.            International Stock Trust

 Templeton Investment Counsel, Inc.           International Value Trust

 Wellington Management Company, LLP           Growth & Income Trust
                                              Investment Quality Bond Trust
                                              Mid Cap Stock Trust
 -----------------

    (A) SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.


The Portfolios of the Trust available under the contract are as follows:

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2 billion and $15 billion at the time of purchase.

The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. companies, with a focus on growth stocks of mid size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium-sized companies.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's assets, under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% of the portfolio's assets are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts
(EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity and debt securities of domestic and foreign companies in the utilities industry.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Normally, the portfolio will invest at least 65% of its total assets in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.

The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolios total assets in equity securities which the subadviser believes to be undervalued in the marketplace. Normally, at least 65% of the portfolio's total assets will consist of investments in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser. believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

         A full description of the Trust, including the investment objectives, policies and restrictions of, and the risks relating to investment in, each portfolio is contained in the Trust Prospectus for the Trust which we provided you along with this Prospectus. The Trust prospectus should be read carefully before allocating purchase payments to a subaccount.

         If the shares of a Trust portfolio are no longer available for investment or in our judgment investment in a Trust portfolio becomes inappropriate, we may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).

================================================================================
You instruct us how to vote Trust shares.
================================================================================

         We will vote shares of the Trust portfolios held in the Variable Account at the Trust's shareholder meetings according to voting instructions received from the persons having the voting interest under the contracts. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. Trust proxy material will be distributed to each person having the voting interest under the contract together with appropriate forms for giving voting instructions. We will vote all portfolio shares that we hold (including our own shares and those we hold in the Variable Account for contract owners in proportion to the instructions so received.

         During the accumulation period, the contract owner has the voting interest under a contract. During the pay-out period, the annuitant has the voting interest under a contract. We reserve the right to make any changes in the voting rights described above that may be permitted by the Federal securities laws, regulations or interpretations thereof. For further information on voting interests under the contract see "Voting Interests" in this prospectus.

                           DESCRIPTION OF THE CONTRACT

ELIGIBLE GROUPS AND INDIVIDUALS

================================================================================
The Contracts are designed primarily as a funding vehicle for "asset based fee arrangements."
================================================================================

         The contracts are designed primarily as funding vehicles for "asset based fee arrangements" offered by brokerage firms which may charge an additional fee for their services. We will treat any such fees assessed against the contract as partial withdrawals from the contract. See "Federal Tax Matters" for further information on the tax implications of assessing such fees against the contract.


         Usually, a group certificate will be issued. An individual contract is intended for use where a group contract is not available. Group contracts have been issued to the Venture Trust, a trust established with United Missouri Bank, N.A., Kansas City, Missouri, as group holder for groups comprised of persons who have brokerage accounts with brokers having selling agreements with Manulife Financial Services, LLC, the principal underwriter of the contracts.


         An eligible member of a group to which a group contract has been issued may become an owner under the contract, or a person may purchase an individual contract, where available, by submitting a completed application and a minimum purchase payment. A certificate summarizing the rights and benefits of the owner under the group contract, or an individual contract, may be issued to an applicant acceptable to us. We reserve the right to decline to issue a certificate or contract to any person in our sole discretion. All rights and privileges under a group contract may be exercised by each owner as to his or her interest unless expressly reserved to the group holder. Provisions of any plan in connection with which the contract was issued may restrict an owner's ability to exercise contractual rights and privileges.

================================================================================
Initial purchase payments usually must be at least $25,000, subsequent ones at least $30, and total payments no more than $1 million (without our approval).
================================================================================

ACCUMULATION PERIOD PROVISIONS

PURCHASE PAYMENTS

         Your purchase payments are made to us at our Annuity Service Office. The minimum initial purchase payment is $25,000. Subsequent purchase payments must be at least $30. Purchase payments may be made at any time and must be in U.S. dollars. We may provide for purchase payments to be automatically withdrawn from your bank account on a periodic basis. If a purchase payment would cause your contract value to exceed $1,000,000 or your contract value already exceeds $1,000,000, you must obtain our approval in order to make the payment.

         If permitted by state law, we may cancel a contract at the end of any two consecutive contract years in which no purchase payments have been made, if both:

         - the total purchase payments made over the life of the contract, less any withdrawals, are less than $2,000; and

         - the contract value at the end of such two year period is less than $2,000.

         We may vary the cancellation of contract privileges in certain states in order to comply with state insurance laws and regulations. If we cancel your contract, we will pay you the contract value computed as of the valuation period during which the cancellation occurs, minus the amount of any outstanding loan and minus the annual $30 administration fee. The amount paid will be treated as a withdrawal for federal tax purposes and thus may be subject to income tax and to a 10% penalty tax (see "FEDERAL TAX MATTERS").

         Purchase payments are allocated among the investment options in accordance with the percentages you designate. You may change the allocation of subsequent purchase payments at any time by writing us or by telephone.

         For information relating to the minimum initial purchase payment under prior contracts, see Appendix E.

ACCUMULATION UNITS

================================================================================
The value of an investment account is measured in "accumulation units," which vary in value with the performance of the underlying Trust portfolio.
================================================================================

         During the accumulation period, we will establish an "INVESTMENT ACCOUNT" for you for each Variable Account investment option to which you allocate a portion of your contract value. Amounts are credited to those investment accounts in the form of "ACCUMULATION UNITS" (units of measure used to calculate the value of the variable portion of your contract during the accumulation period). The number of accumulation units to be credited to each investment account is determined by dividing the amount allocated to that investment account by the value of an accumulation unit for that investment account next computed after the purchase payment is received at our Annuity Service Office complete with all necessary information or, in the case of the first purchase payment, pursuant to the procedures described below.

         Initial purchase payments received by mail will usually be credited in the valuation period during which they are received at our Annuity Service Office, and in any event not later than two business days after our receipt of all information necessary for issuing the contract. Subsequent purchase payments will be credited on the business day they are received at our Annuity Service Office. You will be informed of any deficiencies preventing processing if your contract cannot be issued. If the deficiencies are not remedied within five business days after receipt, your purchase payment will be returned promptly, unless you specifically consent to our retaining your purchase payment until all necessary information is received. Initial purchase payments received by wire transfer from broker-dealers will be credited in the valuation period during which the payment was received by us if the broker-dealers have made special arrangements with us.

VALUE OF ACCUMULATION UNITS

         The value of your accumulation units will vary from one business day to the next depending upon the investment results of the investment options you select. The value of an accumulation unit for each sub-account was arbitrarily set at $10 or $12.50 for the first business day under other contracts we have issued. The value of an accumulation unit for any subsequent business day is determined by multiplying the value of an accumulation unit for the immediately preceding business day by the net investment factor for such sub-account

(described below) for the business day for which the value is being determined. Accumulation units will be valued as of the end of each business day.

NET INVESTMENT FACTOR

         The net investment factor is an index used to measure the investment performance of a sub-account from one valuation period to the next. The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same. The net investment factor for each sub-account for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result:

Where (a) is:

         - the net asset value per share of a portfolio share held in the sub-account determined at the end of the current valuation period, plus

         - The per share amount of any dividend or capital gain distributions made by the portfolio on shares held in the sub-account if the "ex-dividend" date occurs during the current valuation period.

Where (b) is the net asset value per share of a portfolio share held in the sub-account determined as of the end of the immediately preceding valuation period.

Where (c) is a factor representing the charges deducted from the sub-account on a daily basis for administrative expenses, a portion of the distribution expenses, and mortality and expense risks. That factor is equal on an annual basis to 0.45% (0.15% for administrative expenses and 0.30% for mortality and expense risks).

TRANSFERS AMONG INVESTMENT OPTIONS

================================================================================
Contract value may be transferred among investment options.
================================================================================

         During the accumulation period, you may transfer amounts among the variable account investment options and from those investment options to the fixed account investment options at any time upon written notice to us or by telephone if you authorize us in writing to accept your telephone transfer requests. Accumulation units will be canceled from the investment account from which you transfer amounts and credited to the investment account to which you transfer amounts. Your contract value on the date of the transfer will not be affected by a transfer. You must transfer at least $300 or, if less, the entire value of the investment account. If after the transfer the amount remaining in the investment account is less than $100, then we will transfer the entire amount instead of the requested amount. We reserve the right to limit, upon notice, the maximum number of transfers you may make to one per month or six at any time within a contract year. In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Trust portfolios. We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law).

         Currently, we do not impose a charge for transfer requests. The first twelve transfers in a contract year are free of any transfer charge. For each additional transfer in a contract year, we do not currently assess a charge but reserve the right (to the extent permitted by your contract) to assess a reasonable charge to reimburse us for the expenses of processing transfers.

         Where permitted by law, we may accept your authorization for a third party to make transfers for you subject to our rules. However, the contract is not designed for professional market timing organizations or other entities or persons engaging in programmed, frequent or large exchanges (collectively, "market timers") to speculate on short-term movements in the market since such activity may be disruptive to the Trust portfolios and increase their transaction costs. Therefore, in order to prevent excessive use of the exchange privilege, we reserve the right to (a) reject or restrict any specific purchase and exchange requests and (b) impose specific limitations with respect to market timers, including restricting exchanges by market timers to certain variable investment options (transfers by market timers into or out of fixed investment options is not permitted).

MAXIMUM NUMBER OF INVESTMENT OPTIONS

         Upon issuance of the contract, purchase payments may be allocated among up to seventeen of the available investment options (including the one fixed account investment option). After the contract is issued, there is no limit on the number of investment options to which you may allocate purchase payments.

TELEPHONE TRANSACTIONS

================================================================================
Telephone transfers and withdrawals are permitted.
================================================================================

         You are permitted to request transfers and withdrawals by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe to be genuine. To be permitted to request a transfer or withdrawal by telephone, you must elect the option on the Application. (If you do not initially elect an option in the Application form, you may request authorization by executing an appropriate authorization form that we will provide you upon request.) We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to employ our procedures properly. Such procedures include the following. Upon telephoning a request, you will be asked to provide information that verifies that it is you calling. For both your and our protection, we will tape record all conversations with you. All telephone transactions will be followed by a confirmation statement.

SPECIAL TRANSFER SERVICES - DOLLAR COST AVERAGING

================================================================================
Dollar Cost Averaging and Asset Rebalancing programs are available.
================================================================================

         We administer a Dollar Cost Averaging ("DCA") program. If you enter into a DCA agreement, you may instruct us to transfer monthly a predetermined dollar amount from any sub-account or the one year fixed account investment option to other sub-accounts until the amount in the sub-account from which the transfer is made or one year fixed account investment option is exhausted.

         The DCA program is generally suitable if you are making a substantial deposit and desire to control the risk of investing at the top of a market cycle. The DCA program allows investments to be made in substantially equal installments over time in an effort to reduce that risk. If you are interested in the DCA program, you may elect to participate in the program on the application or by separate application. You may obtain a separate application and full information concerning the program and its restrictions from your securities dealer or our Annuity Service Office. There is no charge for participation in the DCA program.

ASSET REBALANCING PROGRAM

         We administer an Asset Rebalancing Program which enables you to specify the percentage levels you would like to maintain in particular portfolios. Your contract value will be automatically rebalanced pursuant to the schedule described below to maintain the indicated percentages by transfers among the portfolios. The entire value of the variable investment accounts must be included in the Asset Rebalancing Program. Other investment programs, such as the DCA program, or other transfers or withdrawals may not work in concert with the Asset Rebalancing Program. Therefore, you should monitor your use of these other programs and any other transfers or withdrawals while the Asset Rebalancing Program is being used. If you are interested in the Asset Rebalancing Program, you may obtain a separate application and full information concerning the program and its restrictions from your securities dealer or our Annuity Service Office. There is no charge for participation in the Asset Rebalancing Program.

         Asset rebalancing will only be permitted on the following time schedules:

         - quarterly on the 25th day of the last month of the quarter (or the next business day if the 25th is not a business day);

         - semi-annually on June 25th or December 26th (or the next business day if these dates are not business days); or

         - annually on December 26th (or the next business day if December 26th is not a business day).

WITHDRAWALS

         During the accumulation period, you may withdraw all or a portion of your contract value upon written request (complete with all necessary information) to our Annuity Service Office. You may make withdrawals by telephone if you have authorized telephone withdrawals, as described above under "Telephone Transactions." For certain qualified contracts, exercise of the withdrawal right may require the consent of the qualified plan participant's spouse under the Internal Revenue Code of 1986, as amended (the "CODE"). In the case of a total withdrawal, we will pay the contract value as of the date of receipt of the request at our Annuity Service Office less any unpaid loans, and the contract will be canceled. In the case of a partial withdrawal, we will pay the amount requested and cancel that number of accumulation units credited to each investment account equal in value to the amount withdrawn from that investment account.

================================================================================
You may withdraw all or a portion of your contract value, but may incur tax liability as a result.
================================================================================

         When making a partial withdrawal, you should specify the investment options from which the withdrawal is to be made. The amount requested from an investment option may not exceed the value of that investment option. If you do not specify the investment options from which a partial withdrawal is to be taken, the withdrawal will be taken from the variable account investment options until exhausted and then from the fixed account investment options. If the partial withdrawal is less than the total value in the variable account investment options, the withdrawal will be taken proportionately from all of your variable account investment options. For rules governing the order and manner of withdrawals from the fixed account investment option (see "FIXED ACCOUNT INVESTMENT OPTION").

         There is no limit on the frequency of partial withdrawals; however, the amount withdrawn must be at least $300 or, if less, the entire balance in the investment option. If after the withdrawal (and deduction of any withdrawal charge) the amount remaining in the investment option is less than $100, we will treat the partial withdrawal as a withdrawal of the entire amount held in the investment option. If a partial withdrawal plus any applicable withdrawal charge would reduce the contract value to less than $300, we will treat the partial withdrawal as a total withdrawal of the contract value.

         The amount of any withdrawal from the variable account investment options will be paid promptly, and in any event within seven calendar days of receipt of the request, complete with all necessary information at our Annuity Service Office, except that we reserve the right to defer the right of withdrawal or postpone payments for any period when:

         - the New York Stock Exchange is closed (other than customary weekend and holiday closings),

         -    trading on the New York Stock Exchange is restricted,

         - an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets, or

         - the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether trading is restricted or an emergency exists.

         TELEPHONE REDEMPTIONS. You may request the option to withdraw a portion of your contract value by telephone by completing a separate application. We reserve the right to impose maximum withdrawal amounts and procedural requirements regarding this privilege. For additional information on Telephone Redemptions see "Telephone Transactions" above.

         Withdrawals from the contract may be subject to income tax and a 10% penalty tax (see "FEDERAL TAX MATTERS" below). Withdrawals are permitted from contracts or certificates issued in connection with Section 403(b) qualified plans only under limited circumstances (see "APPENDIX D QUALIFIED PLAN TYPES" below).

SPECIAL WITHDRAWAL SERVICES - THE INCOME PLAN

================================================================================
Systematic "Income Plan" withdrawals are available.
================================================================================

         We administer an Income Plan ("IP") which permits you to pre-authorize a periodic exercise of the contractual withdrawal rights described above. After entering into an IP agreement, you may instruct us to withdraw a level dollar amount from specified investment options on a periodic basis. The total of IP withdrawals in a contract year is limited to not more than 20% of the purchase payments made. If an additional withdrawal is made from a contract participating in an IP, the IP will terminate automatically and may be reinstated only on or after the next contract anniversary. The IP is not available to contracts participating in the dollar cost averaging program or for which purchase payments are being automatically deducted from a bank account on a periodic basis. IP withdrawals will be free of withdrawal and market value charges. IP withdrawals, like other withdrawals, may be subject to income tax and a 10% penalty tax (see "FEDERAL TAX MATTERS"). If you are interested in an IP, you may obtain a separate application and full information concerning the program and its restrictions from your securities dealer or our Annuity Service Office. The IP program is free.

================================================================================
If you die during the accumulation period, your beneficiary will receive a death benefit that might exceed your contract value.
================================================================================

DEATH BENEFIT DURING ACCUMULATION PERIOD

         See Appendix E for information on the death benefit provisions under prior contracts.

         IN GENERAL. The following discussion applies principally to contracts that are not issued in connection with qualified plans, i.e., "NON-QUALIFIED CONTRACTS." Tax law requirements applicable to qualified plans, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, if your contract is to be used in connection with a qualified plan, you should seek competent legal and tax advice regarding the suitability of the contract for the situation involved and the requirements governing the distribution of benefits, including death benefits, from a contract used in the plan.

         AMOUNT OF DEATH BENEFIT. If an owner dies during the accumulation period, the death benefit will be the greater of the contract value or the minimum death benefit. The minimum death benefit is equal to the sum of all purchase payments made by or on behalf of you minus a reduction for any partial withdrawals made by or on behalf of you. The amount of the reduction is the greater of:

         -   the amount of the partial withdrawal, or

         - the amount obtained by multiplying the minimum death benefit prior to the withdrawal by the ratio of the partial withdrawal to the contract value prior to the withdrawal.

         Partial withdrawals include amounts applied under an annuity option under the contract. If you have any debt under the contract, the death benefit otherwise payable is reduced by such debt.

         The determination of the death benefit will be made on the date written notice and proof of death, as well as all required claims forms, are received at our Annuity Service Office. No person is entitled to the death benefit until this time.

         PAYMENT OF DEATH BENEFIT. We will pay the death benefit to the beneficiary if any contract owner dies before the maturity date.

         The death benefit may be taken in the form of a lump sum immediately. If not taken immediately, the contract will continue subject to the following:

         -    The beneficiary will become the owner.

         - Any excess of the death benefit over the contract value will be allocated to the investment accounts in proportion to their relative values on the date of receipt at our Annuity Service Office of due proof of the owner's death.

         -    No additional purchase payments may be made.

         - If the deceased owner's spouse is the beneficiary, the spouse continues the contract as the new owner. In such a case, the distribution rules applicable when a contract owner dies will apply when the spouse, as the owner, dies. In addition, a death benefit will be paid upon the death of the spouse. For purposes of calculating the death benefit payable upon the death of the spouse, the death benefit paid upon the first owner's death will be treated as a purchase payment to the contract.

         - If the beneficiary is not the deceased owner's spouse, distribution of the owner's entire interest in the contract must be made within five years of the owner's death, or alternatively, distribution may be made as an annuity, under one of the annuity options described below under "Annuity Options", which begins within one of the owner's death and is payable over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary. If the distribution is not made as an annuity, upon the death of the beneficiary, the death benefit will equal the contract value and must be distributed immediately in a single sum.

         - Alternatively, if the contract is not a qualified contract and if the beneficiary is not the deceased owner's spouse, distribution of the owner's entire interest in the contract may be made as a series of withdrawals over the beneficiary's life expectancy. If this form of distribution is selected, the beneficiary may not reduce or stop the withdrawals but may in any year withdraw more than the required amount for that year. If life expectancy withdrawals have been selected and the initial beneficiary dies while value remains in the contract, a successor beneficiary may either take a lump sum distribution of the remaining balance or continue periodic withdrawals according to the original schedule based on the initial beneficiary's life expectancy.

                  If any annuitant is changed and any owner is not a natural person, the entire interest in the contract must be distributed to the owner within five years. The amount distributed will be reduced by charges which would otherwise apply upon withdrawal.

         A substitution or addition of any owner may result in resetting the death benefit to an amount equal to the contract value as of the date of the change. For purposes of subsequent calculations of the death benefit prior to the maturity date, the contract value on the date of the change will be treated as a payment made on that date. In addition, all payments made and all amounts deducted in connection with partial withdrawals prior to the date of the change will not be considered in the determination of the death benefit. No such change in death benefit will be made if the person whose death will cause the death benefit to be paid is the same after the change in ownership or if ownership is transferred to the owner's spouse.

         Death benefits will be paid within seven days of the date the amount of the death benefit is determined, as described above, subject to postponement under the same circumstances that payment of withdrawals may be postponed (see "WITHDRAWALS").

         In designating beneficiaries the contract owner may impose restrictions on the timing and manner of payment of death benefits. The description of death benefits in this prospectus does not reflect any of the restrictions that could be imposed, and it should be understood as describing what will happen if the contract owner chooses not to restrict death benefits under the contract. If the contract owner imposes restrictions, those restrictions will govern the payment of the death benefit.

PAY-OUT PERIOD PROVISIONS

GENERAL

================================================================================
Annuity benefits may be paid in several ways.
================================================================================

         The proceeds of the contract payable on death, withdrawal or the contract maturity date may be applied to the annuity options described below, subject to the distribution of death benefit provisions (see "DEATH BENEFIT DURING ACCUMULATION PERIOD").

         Generally, we will begin paying annuity benefits to the annuitant under the contract on the contract's maturity date (the date dividing the accumulation period from the pay-out period). The maturity date is the date specified on the contract or certificate specifications page, unless you change that date. If no date is specified, the maturity date is the maximum maturity date. The maximum maturity date is the first day of the month following the later of the 85th birthday of the oldest annuitant or the tenth contract anniversary. You may specify a different maturity date at any time by written request at least one month before both the previously specified and the new maturity date. The new maturity date may not be later than the maximum maturity date unless we consent. Maturity dates which occur when the annuitant is at an advanced age, e.g., past age 85, may have adverse income tax consequences (see "FEDERAL TAX MATTERS"). Distributions from qualified contracts may be required before the maturity date.

         You may select the frequency of annuity payments. However, if the contract value at the maturity date is such that a monthly payment would be less than $20, we may pay the contract value, minus any unpaid loans, in one lump sum to the annuitant on the maturity date.

ANNUITY OPTIONS

         Annuity benefit payments are available under the contract on a fixed, variable, or combination fixed and variable basis. Upon purchase of the contract, and at any time during the accumulation period, you may select one or more of the annuity options described below on a fixed and/or variable basis or choose an alternate form of payment acceptable to us. If an annuity option is not selected, we will provide as a default option a life annuity with payments guaranteed for 10 years as described below. Annuity payments will be determined based on the Investment Account Value of each investment option at the maturity date. Internal Revenue Service ("IRS") regulations may preclude the availability of certain annuity options in connection with certain qualified contracts including contracts used in connection with IRAs. Thus, for example, in the case of contracts or certificates issued as IRAs, the co-annuitant referred to in options 2(a) and 2(b) must be your spouse, the life expectancy of the annuitant in option 1(b) and of the joint annuitants in option 2(b) must be at least ten years, and options 3, 4, and 5 are available only with our consent.

         The following annuity options are guaranteed in the contract. Please read the description of each annuity option carefully. In general, a non-refund life annuity provides the highest level of payments. However, because there is no guarantee that any minimum number of payments will be made, an annuitant may receive only one payment if the annuitant dies prior to the date the second payment is due. Annuities with payments guaranteed for a certain number of years may also be elected but the amount of each payment will be lower than that available under the non-refund life annuity option.

         OPTION 1(a): NON-REFUND LIFE ANNUITY - An annuity with payments during the lifetime of the annuitant. No payments are due after the death of the annuitant. Because there is no guarantee that any minimum number of payments will be made, an annuitant may receive only one payment if the annuitant dies prior to the date the second payment is due.

         OPTION 1(b): LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the annuitant. Because payments are guaranteed for 10 years, annuity payments will be made to the end of such period if the annuitant dies prior to the end of the tenth year.

         OPTION 2(a): JOINT & SURVIVOR NON-REFUND LIFE ANNUITY - An annuity with payments during the lifetimes of the annuitant and a designated co-annuitant. No payments are due after the death of the last survivor of the annuitant and co-annuitant. Because there is no guarantee that any minimum number of payments will be made, an annuitant or co-annuitant may receive only one payment if the annuitant and co-annuitant die prior to the date the second payment is due.

         OPTION 2(b): JOINT & SURVIVOR LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetimes of the annuitant and a designated co-annuitant. Because payments are guaranteed for 10 years, annuity payments will be made to the end of such period if both the annuitant and the co-annuitant die prior to the end of the tenth year.

         In addition to the foregoing annuity options which we are contractually obligated to offer at all times, we currently offer the following annuity options. We may cease offering the following annuity options at any time and may offer other annuity options in the future.

         OPTION 3: LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 5, 15 OR 20 YEARS - An Annuity with payments guaranteed for 5, 15 or 20 years and continuing thereafter during the lifetime of the annuitant. Because payments are guaranteed for the specific number of years, annuity payments will be made to the end of the last year of the 5, 15 or 20 year period.

         OPTION 4: JOINT & TWO-THIRDS SURVIVOR NON-REFUND LIFE ANNUITY - An annuity with full payments during the joint lifetime of the annuitant and a designated co-annuitant and two-thirds payments during the lifetime of the survivor. Because there is no guarantee that any minimum number of payments will be made, an annuitant or co-annuitant may receive only one payment if the annuitant and co-annuitant die prior to the date the second payment is due.

         OPTION 5: PERIOD CERTAIN ONLY ANNUITY FOR 5, 10, 15 OR 20 YEARS - An annuity with payments for a 5, 10, 15 or 20 year period and no payments thereafter.

DETERMINATION OF AMOUNT OF THE FIRST VARIABLE ANNUITY BENEFIT PAYMENT

          The first variable annuity payment is determined by applying that amount of the contract value used to purchase a variable annuity to the annuity tables contained in the contract. The amount of the contract value will be determined as of a date not more than ten business days prior to the maturity date. The amount of the first and all subsequent fixed annuity payments is determined on the same basis using the portion of the contract value used to purchase a fixed annuity. Contract value used to determine annuity payments will be reduced by any applicable premium taxes.

         The rates contained in the annuity tables vary with the annuitant's sex and age and the annuity option selected. However, for contracts issued in connection with certain employer-sponsored retirement plans sex-distinct tables may not be used. Under such tables, the longer the life expectancy of the annuitant under any life annuity option or the longer the period for which payments are guaranteed under the option, the smaller the amount of the first monthly variable annuity payment will be.

ANNUITY UNITS AND THE DETERMINATION OF SUBSEQUENT VARIABLE ANNUITY BENEFIT PAYMENTS

         Variable annuity benefit payments subsequent to the first will be based on the investment performance of the sub-accounts selected during the pay-out period. The amount of subsequent payments is determined by dividing the amount of the first annuity payment from each sub-account by the annuity unit value of that sub-account (as of the same date the contract value to effect the annuity was determined) to establish the number of annuity units which will thereafter be used to determine payments. This number of annuity units for each sub-account is then multiplied by the appropriate annuity unit value as of a uniformly applied date not more than ten business days before the annuity payment is due, and the resulting amounts for each sub-account are then totaled to arrive at the amount of the payment to be made. The number of annuity units generally remains constant during the annuity benefit payment period.

         The value of an annuity unit for each sub-account for any valuation period is determined by multiplying the annuity unit value for the immediately preceding valuation period by the net investment factor for that sub-account (see "NET INVESTMENT FACTOR") for the valuation period for which the annuity unit value is being calculated and by a factor to neutralize the assumed interest rate.

         A 3% assumed interest rate is built into the annuity tables in the contract used to determine the first variable annuity payment.

TRANSFERS DURING PAY-OUT PERIOD

================================================================================
Some transfers are permitted during the pay-out period, but subject to a few more limitations than during the accumulation period.
================================================================================

        Once variable annuity benefit payments have begun, you may transfer all or part of the investment upon which those payments are based from one sub-account to another. You must submit your transfer request to our Annuity Service Office at least 30 days before the due date of the first annuity benefit payment to which your transfer will apply. Transfers after the maturity date will be made by converting the number of annuity units being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity benefit payments will reflect changes in the value of the new annuity units. We reserve the right to limit, upon notice, the maximum number of transfers to four per contract year. Once annuity payments have commenced, no transfers may be made from a fixed annuity option to a variable annuity option or from a variable annuity option to a fixed annuity option. In addition, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of the Trust portfolios. We also reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

DEATH BENEFIT DURING PAY-OUT PERIOD

         If an annuity option providing for payments for a guaranteed period has been selected, and the annuitant dies during the pay-out period, we will make the remaining guaranteed payments to the beneficiary. Any remaining payments will be made at least as rapidly as under the method of distribution being used as of the date of the annuitant's death. If no beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the annuitant and the beneficiary.

OTHER CONTRACT PROVISIONS

TEN DAY RIGHT TO REVIEW

================================================================================
You have a ten-day right to cancel your contract.
================================================================================

         The owner may cancel the contract or certificate by returning it to our Annuity Service Office or agent at any time within ten days after receiving it. Within seven days of receiving a returned contract or certificate, we will pay the owner, the contract value less any debt, computed at the end of the valuation period during which we receive the returned contract.

         No charge is imposed upon return of the contract within the ten-day right to review period. The ten-day right to review may vary in certain states in order to comply with the requirements of state insurance laws and regulations. When the contract is issued as an individual retirement annuity under the Code Sections 408 and 408A, during the first seven days of the ten-day period, we will return all purchase payments if this is greater than the amount otherwise payable.

OWNERSHIP

================================================================================
You are entitled to exercise all rights under the contract. In the case of a group contract, you are entitled to exercise all rights under your certificate not reserved to the group holder.
================================================================================

         The owner is entitled to exercise all rights under the contract. In the case of a group annuity contract, the contract is owned by the group holder; however, all contract rights and privileges not expressly reserved to the group holder may be exercised by each owner as to his or her interest as specified in his or her certificate. During the accumulation period, the owner is the person designated in the contract or certificate specifications page or as subsequently named. During the pay-out period, the annuitant is the owner. If amounts become payable to any beneficiary under the contract, the beneficiary is the owner.

         In the case of non-qualified contracts, the owner's interest in a contract may be changed, or a certificate or individual contract may be collaterally assigned, at any time prior to the maturity date, subject to the rights of any irrevocable beneficiary. Ownership of a group contract may be assigned at any time by the group holder. Assigning a contract, or changing the ownership of a contract, may be treated as a (potentially taxable) distribution of the contract value for federal tax purposes (see "FEDERAL TAX MATTERS"). A change of any owner may result in resetting the death benefit to an amount equal to the contract value as of the date of the change and treating such value as a purchase payment made on that date for purposes of computing the amount of the death benefit.

         Any change of ownership or assignment must be made in writing. We must approve any change. Any assignment and any change, if approved, will be effective as of the date we receive the request at our Annuity Service Office. We assume no liability for any payments made or actions taken before a change is approved or an assignment is accepted or responsibility for the validity or sufficiency of any assignment. An absolute assignment will revoke the interest of any revocable beneficiary.

         In the case of qualified contracts, ownership of the contract or an owner's interest in the contract generally may not be transferred except by the trustee of an exempt employees' trust which is part of a retirement plan qualified under Section 401 of the Code or as otherwise permitted by applicable IRS regulations. Subject to the foregoing, an owner's interest in a qualified contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than us.

ANNUITANT

================================================================================
The "annuitant" is either you or someone you designate.
================================================================================

         The annuitant is any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies. The annuitant is entitled to receive all annuity payments under the contract. If the owner names more than one person as an "annuitant," the second person named shall be referred to as "CO-ANNUITANT." The annuitant is as designated on the contract specifications page or in the application, unless changed.

         On the death of the annuitant prior to the maturity date, the co-annuitant, if living, becomes the annuitant. If there is no living co-annuitant, the owner becomes the annuitant. In the case of certain qualified contracts, there are limitations on the ability to designate and change the annuitant and the co-annuitant. Thus, in the case of an IRA, the owner and annuitant must be the same person and the annuitant cannot be changed.

BENEFICIARY

================================================================================
The "beneficiary" is the person you designate to receive the death benefit if you die.
================================================================================

         The beneficiary is the person, persons or entity designated in the contract or certificate specifications page (or as subsequently changed). However, if there is a surviving contract owner, that person will be treated as the beneficiary. The beneficiary may be changed subject to the rights of any irrevocable beneficiary. Any change must be made in writing, approved by us, and (if approved) will be effective as of the date on which written. We assume no liability for any payments made or actions taken before the change is approved. If no beneficiary is living, the contingent beneficiary will be the beneficiary. The interest of any beneficiary is subject to that of any assignee. If no beneficiary or contingent beneficiary is living, the beneficiary is the estate of the deceased contract owner. In the case of certain qualified contracts or certificates, IRS regulations may limit designations of beneficiaries.

MODIFICATION

         We may not modify your contract or certificate without your consent, except to the extent required to make it conform to any law or regulation or ruling issued by a governmental agency. However, in the case of group contracts, on 60 days' notice to the group holder, we may change the administration fees, mortality and expense risks charges, annuity purchase rates and the market value charge as to any certificates issued after the effective date of the modification. The provisions of the contract shall be interpreted so as to comply with the requirements of Section 72(s) of the Code.

DISCONTINUANCE OF NEW OWNERS

         In the case of group contracts, on thirty days' notice to the group holder, we may limit or discontinue acceptance of new applications and the issuance of new certificates.

MISSTATEMENT AND PROOF OF AGE, SEX OR SURVIVAL

         We may require proof of age, sex or survival of any person upon whose age, sex or survival any payment depends. If the age or sex of the annuitant has been misstated, the benefits will be those that would have been provided for the annuitant's correct age and sex. If we have made incorrect annuity payments, the amount of any underpayment will be paid immediately and the amount of any overpayment will be deducted from future annuity payments.

FIXED ACCOUNT INVESTMENT OPTION

================================================================================
Fixed account investment options are not securities.
================================================================================

         SECURITIES REGISTRATION. Contract values allocated to the fixed account investment option are held in our general account. Interests in the fixed account investment option are not registered under the Securities Act of 1933, as amended, (the "1933 Act") and our general account is not registered as an investment company under the 1940 Act. Neither interests in the fixed account investment option nor the general account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act. Disclosures relating to interests in the fixed account investment option and the general account nonetheless may be required by the federal securities laws to be accurate.

         GUARANTEE. Pursuant to a Guarantee Agreement dated March 31, 1996, The Manufacturers Life Insurance Company ("Manulife"), unconditionally guarantees to us, on behalf of and for the benefit of us and owners of fixed annuity contracts we issue, that it will, on demand, make funds available to us for the timely payment of contractual claims under fixed annuity contracts issued after June 27, 1984. This Guarantee covers the fixed portion of the contracts described in this Prospectus. This Guarantee may be terminated by Manulife on notice to us. Termination will not affect Manulife's continuing liability with respect to all fixed annuity contracts issued prior to the termination of the Guarantee except if:

         - the liability to pay contractual claims under the contracts is assumed by another insurer, or

         - we are sold and the buyer's guarantee is substituted for the Manulife guarantee.


         REINSURANCE. Effective June 30, 1995, we entered into a Reinsurance Agreement with Peoples Security Life Insurance Company ("PEOPLES") pursuant to which Peoples reinsures certain amounts with respect to the fixed account portion of the contract described in this Prospectus issued prior to January 1, 1999. Under this Reinsurance Agreement, we remain liable for the contractual obligations of the contracts' fixed accounts and Peoples agrees to reimburse us for certain amounts and obligations in connection with the fixed accounts. Peoples' contractual liability runs solely to us, and no owner shall have any right of action against Peoples.

================================================================================
Fixed account investment options guarantee interest of at least 3%.
================================================================================

         INVESTMENT OPTIONS. Currently, a one-year fixed account investment option is available under the contract. We may offer additional fixed account investment options for any yearly period from two to ten years. Fixed investment accounts provide for the accumulation of interest on purchase payments at guaranteed rates for the duration of the guarantee period. We determine the guaranteed interest rates on new amounts allocated or transferred to a fixed investment account from time-to-time, according to market conditions. In no event will the guaranteed rate of interest be less than 3%. Once an interest rate is guaranteed for a fixed investment account, it is guaranteed for the duration of the guarantee period and we may not change it.

         INVESTMENT ACCOUNTS. You may allocate purchase payments, or make transfers from the variable investment options, to the one-year fixed account investment option at any time prior to the maturity date. We establish a separate investment account each time you allocate or transfer amounts to the fixed account investment option. Amounts may not be allocated to a fixed account investment option that would extend the guarantee period beyond the maturity date.

         RENEWALS. At the end of a guarantee period, you may renew the fixed investment account for another one-year guarantee period at the then current interest rate or transfer the amounts to a variable account investment option, all without the imposition of any charge.

         If you do not specify the renewal option desired, we will renew the one-year guarantee period that has just expired, so long as such period does not extend beyond the maturity date. In the event a renewal would extend beyond the maturity date, we will credit interest up to the maturity date at the then current interest rate for one-year guarantee periods.

         TRANSFERS. During the accumulation period, you may transfer amounts from the fixed account investment option to the variable account investment options at the end of the guaranteed period; however, amounts may be transferred prior to the end of the guarantee period pursuant to the DCA program. Where there are multiple investment accounts within the one-year fixed account investment option, amounts must be transferred from the one-year fixed account investment option on a first-in-first-out basis.

================================================================================
Withdrawals and some transfers from fixed account investment options are permitted during the accumulation period.
================================================================================

         WITHDRAWALS. You may make total and partial withdrawals of amounts held in the fixed account investment option at any time during the accumulation period. Withdrawals from the fixed account investment option will be made in the same manner and be subject to the same limitations as set forth under "WITHDRAWALS" plus the following provisions also apply to withdrawals from the fixed account investment options:

         - We reserve the right to defer payment of amounts withdrawn from the fixed account investment option for up to six months from the date we receive the written withdrawal request. If a withdrawal is deferred for more than 30 days pursuant to this right, we will pay interest on the amount deferred at a rate not less than 3% per year (or a higher rate if required by applicable law).

         - If there are multiple investment accounts under the fixed account investment option, amounts must be withdrawn from those accounts on a first-in-first-out basis.

         If you do not specify the investment options from which a partial withdrawal is to be taken, the partial withdrawal will be taken from the variable account investment options until exhausted and then from the fixed account investment option. Such withdrawals will be made from the investment options beginning with the shortest guarantee period. Within such a sequence, where there are multiple investment accounts within a fixed account investment option, withdrawals will be made on a first-in-first-out basis.

         Withdrawals from the contract may be subject to income tax and a 10% penalty tax (see "FEDERAL TAX MATTERS" below). Withdrawals are permitted from contracts or certificates issued in connection with Section 403(b) qualified plans only under limited circumstances (see "APPENDIX D QUALIFIED PLAN TYPES" below).

         FIXED ANNUITY OPTIONS. Subject to the distribution of death benefits provisions (see "DEATH BENEFIT DURING ACCUMULATION PERIOD" above), on death, withdrawal or the maturity date of the contract, the proceeds may be applied to a fixed annuity option (see "ANNUITY OPTIONS" above). The amount of each fixed annuity payment is determined by applying the portion of the proceeds (minus any applicable premium taxes) applied to purchase the fixed annuity to the appropriate annuity table in the contract. If the annuity table we are then using is more favorable to you, we will substitute that annuity table. We guarantee the dollar amount of fixed annuity payments.

                             CHARGES AND DEDUCTIONS

         Charges and deductions under the contracts are assessed against purchase payments, contract values or annuity payments. Currently, there are no deductions made from purchase payments, except for premium taxes in certain states. In addition, there are deductions from and expenses paid out of the assets of the Trust portfolios that are described in the accompanying prospectus of the Trust.

         For information on certain charges and deductions under prior contracts, see Appendix E.

================================================================================
We deduct asset-based charges totaling 0.45% on an annual basis for administration, and mortality and expense risks.
================================================================================

ADMINISTRATION FEES

         Fees may be deducted under a contract to compensate us for our costs of providing all administrative services attributable to the contracts and the operations of the Variable Account:

         A daily charge in an amount equal to 0.15% of the value of each variable investment account on an annual basis is deducted from each sub-account as an administration fee. This asset-based administration fee will not be deducted from the fixed account investment option. The charge will be reflected in the contract value as a proportionate reduction in the value of each variable investment account. Because this portion of the administrative fee is a percentage of assets rather than a flat amount, larger contract values will in effect pay a higher proportion of this portion of the administrative expense than smaller contract values.

         Even though administrative expenses may increase, we guarantee that we will not increase the amount of the administration fees as to any outstanding individual contracts or any certificates under group contracts issued prior to the effective date of the modification of those fees.

REDUCTION OR ELIMINATION OF ANNUAL ADMINISTRATION FEES

         The amount of the annual administration fee on a contract or certificate may be reduced or eliminated when sales of the contracts or certificates are made to a group of individuals in such a manner that results in savings of administration expenses. We will determine entitlement to such a reduction or elimination of the administration charges in the following manner:

         - The size and type of group to which administrative services are provided will be considered.

         - The total amount of purchase payments to be received will be considered.

         - There may be other circumstances of which we are not presently aware, which could result in reduced administrative expense.

         If, after consideration of the foregoing factors, we determine that there will be a reduction in administration expenses, we will provide a reduction in the annual administration fee. The administration fee may be waived when a contract is issued to officers, directors or employees (or a relative thereof), of us or of Manulife, the Trust or any of their affiliates. In no event will reduction or elimination of the administration fees be permitted where that reduction or elimination will be unfairly discriminatory to any person. FOR FURTHER INFORMATION, CONTACT YOUR REGISTERED REPRESENTATIVE.

MORTALITY AND EXPENSE RISKS CHARGE

         The mortality risk we assume is the risk that annuitants may live for a longer period of time than we estimate. We assume this mortality risk by virtue of annuity rates incorporated into the contract which cannot be changed in the case of individual contracts or with respect to existing certificates in the case of group contracts. This assures each annuitant that his or her longevity will not have an adverse effect on the amount of annuity payments. We also assume mortality risks in connection with our guarantee that, if the contract owner dies during the accumulation period, we will pay a death benefit. (See "DEATH BENEFIT BEFORE

MATURITY DATE") The expense risk we assume is the risk that the administration charges may be insufficient to cover actual expenses.

         To compensate us for assuming these risks, we deduct from each of the sub-accounts a daily charge in an amount equal to 0.30% of the value of the variable investment accounts on an annual basis. The charge will be reflected in your contract value as a proportionate reduction in the value of each variable investment account. The rate of the mortality and expense risks charge cannot be increased under an individual contract. The rate can be increased under a group contract, but only as to certificates issued after the effective date of the increase and upon 60 days' prior written notice to the group holder.

         We may issue contracts and certificates with a mortality or expense risks charge at rates less than those set out above, if we conclude that the mortality or expense risks of the groups involved are less than the risks we have determined for persons for whom the contracts have been generally designed. If the charge is insufficient to cover the actual cost of the mortality and expense risks assumed, we will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to us and will be available for any proper corporate purpose including, among other things, payment of distribution expenses. On the Period Certain Only Annuity Option, if you elect benefits payable on a variable basis, the mortality and expense risks charge is assessed although we bear only the expense risk and not any mortality risk. The mortality and expense risks charge is not assessed against the fixed account investment option.

TAXES

         We reserve the right to charge, or provide for, certain taxes against purchase payments, contract values or annuity payments. Such taxes may include premium taxes or other taxes levied by any government entity which we determine to have resulted from our:

         -   establishment or maintenance of the Variable Account,

         -   receipt of purchase payments,

         -   issuance of the contacts, or

         - commencement or continuance of annuity payments under the contracts or certificates.

In addition, we will withhold taxes to the extent required by applicable law.

         Except for residents of those states which apply premium taxes upon receipt of purchase payments, premium taxes will be deducted from the contract value used to provide for fixed or variable annuity payments. For residents of those states which apply premium taxes upon receipt of purchase payments, premium taxes will be deducted upon payment of any withdrawal benefits, upon any annuitization, or payment of death benefits. The amount deducted will depend on the premium tax assessed in the applicable state. State premium taxes currently range from 0% to 3.5% depending on the jurisdiction and the tax status of the contract and are subject to change by the legislature or other authority. See Appendix B for a table of State Premium Taxes.




                               FEDERAL TAX MATTERS

INTRODUCTION

         The following discussion of the federal income tax treatment of the contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of an annuity contract is unclear in certain circumstances. You should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the IRS, and judicial decisions. References below to the contract generally include the certificate in the case of group contracts.

         This discussion does not address state or local tax consequences associated with the purchase of a contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS

         We are taxed as a life insurance company. Because the operations of the Variable Account are a part of, and are taxed with, our operations, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, we are not taxed on the investment income and capital gains of the Variable Account. We do not anticipate that we will be taxed on the income and gains of the Variable Account, but if we are, we may impose a corresponding charge against the Variable Account.

TAXATION OF ANNUITIES IN GENERAL

================================================================================
Gains inside the contract are usually tax-deferred until you make a withdrawal, the annuitant starts receiving annuity benefit payments, or the beneficiary receives a death benefit payment.
================================================================================

TAX DEFERRAL DURING ACCUMULATION PERIOD

         Under existing provisions of the Code, except as described below, any increase in the contract value is generally not taxable to the owner or annuitant until received, either in the form of annuity payments, or in some other form of distribution. Certain requirements must be satisfied in order for this general rule to apply, including:

         - the contract must be owned by an individual (or treated as owned by an individual),

         - the investments of the Variable Account must be "adequately diversified" in accordance with IRS regulations,

         - we, rather than the owner, must be considered the owner of the assets of the Variable Account for federal tax purposes, and

         - the contract must provide for appropriate amortization, through annuity payments, of the contract's purchase payments and earnings, e.g., the pay-out period must not begin near the end of the annuitant's life expectancy.

         NON-NATURAL OWNERS. As a general rule, deferred annuity contracts held by "non-natural persons" (such as a corporation, trust or other similar entity) are not treated as annuity contracts for Federal income tax purposes. The investment income on such contracts is taxed as ordinary income that is received or accrued by the owner of the contract during the taxable year. There are several exceptions to this general rule for non-natural contract owners. First, contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as an agent for a natural person. This special exception will not apply, however, in the case of any employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees.

         Exceptions to the general rule for non-natural contract owners will also apply with respect to:

         - contracts acquired by an estate of a decedent by reason of the death of the decedent,

         -   certain qualified contracts,

         - certain annuities purchased by employers upon the termination of certain qualified plans,

         - certain annuities used in connection with structured settlement agreements, and

         - annuities purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

         DIVERSIFICATION REQUIREMENTS. For a contract to be treated as an annuity for Federal income tax purposes, the investments of the Variable Account must be "adequately diversified" in accordance with IRS Regulations. The IRS has issued regulations which prescribe standards for determining whether the investments of the Variable Account are "adequately diversified." If the Variable Account failed to comply with these diversification standards, a contract would not be treated as an annuity contract for federal income tax purposes and the owner would generally be taxable currently on the excess of the contract value over the premiums paid for the contract.

         Although we do not control the investments of the Trust, we expect that the Trust will comply with such regulations so that the Variable Account will be considered "adequately diversified."

         OWNERSHIP TREATMENT. In certain circumstances, a variable annuity contract owner may be considered the owner, for Federal income tax purposes, of the assets of the insurance company separate account used to support his or her contract. In those circumstances, income and gains from such separate account assets would be includible in the owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses "incidents of ownership" in those assets, such as the ability to exercise investment control over the assets. In addition, the IRS announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

         The ownership rights under the contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyholders were not owners of separate account assets. For example, an owner under this contract has the choice of many more investment options to which to allocate premiums and contract values, and may be able to transfer among investment options more frequently than in such rulings. THESE DIFFERENCES COULD RESULT IN THE OWNER BEING TREATED AS THE OWNER OF THE ASSETS OF THE VARIABLE ACCOUNT AND THUS SUBJECT TO CURRENT TAXATION ON THE INCOME AND GAINS FROM THOSE ASSETS. In addition, we do not know what standards will be set forth in the regulations or rulings which the IRS has stated it expects to issue. We therefore reserve the right to modify the contract as necessary to attempt to prevent the contract owners from being considered the owners of the assets of the Variable Account.

         DELAYED PAY-OUT PERIODS. If the contract's pay-out period commences (or is scheduled to commence) at a time when the annuitant has reached an advanced age, e.g., past age 85, it is possible that the contract would not be treated as an annuity for Federal income tax purposes. In that event, the income and gains under the contract could be currently includible in the owner's income.

         The remainder of this discussion assumes that the contract will be treated as an annuity contract for Federal income tax purposes and that we will be treated as the owner of the Variable Account assets.

TAXATION OF PARTIAL AND FULL WITHDRAWALS

         In the case of a partial withdrawal, amounts received are taxable as ordinary income to the extent the owner's contract value before the withdrawal exceeds the "INVESTMENT IN THE CONTRACT." In the case of a full withdrawal, amounts received are includible in income to the extent they exceed the investment in the contract. For these purposes the investment in the contract at any time equals the total of the purchase payments made under the contract to that time (to the extent such payments were neither deductible when made nor excludible from income as, for example, in the case of certain employer contributions to qualified contracts) less any amounts previously received from the contract which were not included in income.

         Other than in the case of certain qualified contracts, any amount received as a loan under a contract, and any assignment or pledge (or agreement to assign or pledge) any portion of the contract value, is treated as a withdrawal of such amount or portion. (Loans, assignments and pledges are permitted only in limited circumstances under qualified contracts.) The investment in the contract is increased by the amount includible in income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an individual transfers his or her interest in an annuity contract without adequate consideration to a person other than the owner's spouse (or to a former spouse incident to divorce), the owner will be taxed on the difference between the contract value and his or her investment in the contract at the time of transfer. In such a case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

         The contract may be used in connection with a asset based fee arrangement. Under such arrangements, a fee, typically equal to a specified percentage of the assets included in the arrangement is imposed. We will treat any such fees assessed against the contract as partial withdrawals from the contract.

         There may be special income tax issues present in situations where the owner and the annuitant are not the same person and are not married to one another. A tax advisor should be consulted in those situations.

TAXATION OF ANNUITY BENEFIT PAYMENTS

================================================================================
A portion of each annuity payment is usually taxable as ordinary income.
================================================================================

         Normally, a portion of each annuity benefit payment is taxable as ordinary income. The taxable portion of an annuity benefit payment is equal to the excess of the payment over the "exclusion amount." In the case of variable annuity payments, the exclusion amount is the investment in the contract (defined above) allocated to the variable annuity option, adjusted for any period certain or refund feature, when payments begin to be made divided by the number of payments expected to be made (determined by IRS regulations which take into account the annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed annuity payments, the exclusion amount is the amount determined by multiplying the payment by the ratio of (a) to (b), where:

(a) is the investment in the contract allocated to the fixed annuity option (adjusted for any period certain or refund feature) and

(b) is the total expected value of fixed annuity payments for the term of the contract (determined under IRS regulations).

A simplified method of determining the taxable portion of annuity payments applies to contracts issued in connection with certain qualified plans other than IRAs.

         Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments cease because of the death of the annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction to the annuitant in his or her last taxable year.

TAXATION OF DEATH BENEFIT PROCEEDS

         Amounts may be distributed from a contract because of the death of an owner or the annuitant. During the accumulation period, death benefit proceeds are includible in income as follows:

         - if distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above,

         - if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above, or


         - If distributed as a series of withdrawals over the beneficiary's life expectancy, they are taxable to the extent the contract value exceeds the "investment in the contract."


         During the pay-out period, where a guaranteed period exists under an annuity option and the annuitant dies before the end of that period, payments made to the beneficiary for the remainder of that period are includible in income as follows:

         - if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the contract at that time, or

         - if distributed in accordance with the existing annuity option selected, they are fully excludable from income until the remaining investment in the contract is deemed to be recovered, and all annuity payments thereafter are fully includible in income.

================================================================================
Withdrawals and annuity benefit payments prior to age 59 1/2 may incur a 10% penalty tax.
================================================================================

PENALTY TAX ON PREMATURE DISTRIBUTIONS

         There is a 10% penalty tax on the taxable amount of any distribution from a non-qualified contract, including partial withdrawals, full withdrawals and annuity benefit payments. Exceptions to this penalty tax include distributions:

         -    received on or after the owner reaches age 59 1/2;

         - attributable to the owner's becoming disabled (as defined in the tax law);

         - made to a beneficiary on or after the death of the owner or, if the owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);

         - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the owner or for the joint lives (or joint life expectancies) of the owner and designated beneficiary (as defined in the tax law);

         - made under an annuity contract purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; or

         - made with respect to certain annuities issued in connection with structured settlement agreements.

A similar penalty tax, applicable to distributions from certain qualified contracts, is discussed below.

AGGREGATION OF CONTRACTS

         In certain circumstances, the amount of an annuity payment or a withdrawal from a contract that is includible in income may be determined by combining some or all of the non-qualified contracts owned by an individual. For example, if a person purchases a contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his or her interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract. The effects of such aggregation are not always clear; however, it could affect the amount of a withdrawal or an annuity payment that is taxable and the amount which might be subject to the penalty tax described above.

LOSS OF INTEREST DEDUCTION WHERE CONTRACTS ARE HELD BY OR FOR THE BENEFIT OF CERTAIN NON-NATURAL PERSONS.

         In the case of contracts issued after June 8, 1997 to a non-natural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the contract. However, this interest deduction disallowance does not affect contracts where the income on such contracts is treated as ordinary income that is received or accrued by the owner during the taxable year. Entities that are considering purchasing the contract, or entities that will be beneficiaries under a contract, should consult a tax advisor.

================================================================================
Special tax provisions apply to qualified plans. Consult your tax advisor prior to using the contract with a qualified plan.
================================================================================

QUALIFIED RETIREMENT PLANS

         The contracts are also available for use in connection with certain types of retirement plans, including IRAs, which receive favorable treatment under the Code ("QUALIFIED PLANS"). Numerous special tax rules apply to the participants in qualified plans and to the contracts used in connection with qualified plans. Therefore, no attempt is made in this Prospectus to provide more than general information about use of the contract with the various types of qualified plans. Persons intending to use the contract in connection with a qualified plan should consult a tax advisor.

         Brief descriptions of various types of qualified plans in connection with which we may issue a contract are contained in Appendix D of this Prospectus. Appendix D also discusses certain potential tax consequences associated with the use of the contract with qualified plans, including IRAs, which should be considered by a purchaser.

         The tax rules applicable to qualified plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity payments under certain qualified contracts, there may be no "investment in the contract" and the total amount received may be taxable. Also, loans from qualified contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (You should always consult your tax advisor and retirement plan fiduciary prior to exercising your loan privileges.)

         Both the amount of the contribution that may be made, and the tax deduction or exclusion that you may claim for that contribution, are limited under qualified plans. If you are considering the purchase of a contract in connection with a qualified plan, you should consider, in evaluating the suitability of the contract, that the contract requires a minimum initial purchase payment of $25,000. If this contract is used in connection with a qualified plan, the owner and annuitant must be the same individual. If a co-annuitant is named, all distributions made while the annuitant is alive must be made to the annuitant. Also, if a co-annuitant is named who is not the annuitant's spouse, the annuity options which are available may be limited, depending on the difference in ages between the annuitant and co-annuitant. Furthermore, the length of any guarantee period may be limited in some circumstances. Additionally, for contracts issued in connection with qualified plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the owner will have rights in the contract. In such a case, the owner may need the consent of the spouse or ex-spouse to change annuity options or make a withdrawal from the contract.


         In addition, special rules apply to the time at which distributions to the owner and beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any guarantee period to be limited. These minimum distribution requirements may affect [YOUR] ability to use GRIP rider in connection with certain qualified plans, including IRAs. They also affect the restrictions that may be imposed by the owner on the timing and manner of payment of death benefits to the owner's designated beneficiaries or the period of time over which a designated beneficiary may extend payment of the death benefits under the contract. Failure to comply with minimum distribution requirements applicable to qualified plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan. In the case of IRAs (other than Roth
IRAs), lifetime distributions of minimum amounts (as specified in the tax law) to the owner must generally commence by April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2. In the case of certain other qualified plans, such distributions must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. Distributions made under certain qualified plans, including IRAs, after the owner's death must also comply with the minimum distribution requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated beneficiary is an individual, and, if so, the owner's spouse, or an individual other than the owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your beneficiary wishes to extend over a period of time the payment of the death benefits under your contract, please consult a tax advisor.


         There is also a 10% penalty tax on the taxable amount of any distribution from certain qualified contracts (but not Section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any distribution received from a "SIMPLE retirement account" during the 2-year period beginning on the date the individual first participated in any qualified salary reduction arrangement - as defined in the tax law - maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of qualified plan. In the case of an "Individual Retirement Annuity" or an "IRA," including a "SIMPLE IRA," exceptions provide that the penalty tax does not apply to a distribution:

         -    received on or after the owner reaches age 59 1/2,

         - received on or after the owner's death or because of the owner's disability (as defined in the tax law), or

         - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the owner or for the joint lives (or joint life expectancies) of the owner and designated beneficiary (as defined in the tax law).

These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other qualified plans (although, in the case of plans qualified under Sections 401 and 403, the exception for substantially equal periodic payments applies only if the owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these two exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your tax advisor.

         Certain special tax considerations may apply if the contract is used in connection with a asset based fee arrangement. For example, if the contract is qualified under section 403(b) of the Code, distribution restrictions applicable to such contacts may prohibit the use of contract value to pay asset based fees.

         When issued in connection with a qualified plan, a contract will be amended as generally necessary to conform to the requirements of the plan. However, the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, we will not be bound by terms and conditions of qualified plans to the extent those terms and conditions contradict the contract, unless we consent.

DIRECT ROLLOVERS

         If the contract is used in connection with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, any "ELIGIBLE ROLLOVER DISTRIBUTION" from the contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such qualified plans, excluding certain amounts such as (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) certain hardship withdrawals.

         Under these requirements, Federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the contract, discussed below, the owner cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, the person entitled to the distribution elects to have it directly transferred to certain qualified plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

LOANS

================================================================================
Some qualified contracts have a loan feature.
================================================================================


         A loan privilege is available only to owners of contracts issued in connection with Section 403(b) retirement arrangements that are not subject to Title 1 of ERISA. The requirements and limitations governing the availability of loans, including the maximum amount that a participant may take as a loan, are subject to the rules in the Code, IRS regulations, and our procedures in effect at the time a loan is made. Because the rules governing loans under section 403(b) contracts are complicated, you should consult your tax advisor before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply.


         Federal tax law also requires loans to be repaid in a certain manner and over a certain period of time. For example, loans generally are required to be repaid within 5 years (except in cases where the loan was used to acquire the principal residence of the plan participant), with repayments made at least quarterly and in substantially level amortized payments over the term of the loan. Interest will be charged on your loan amount. Failure to make a loan repayment when due will result in adverse income tax consequences to you.

         When you request a loan, we will reduce your investment in the investment accounts and transfer the amount of the loan to the "loan account," a part of our general account. You may designate the investment accounts from which the loan is to be withdrawn. Absent such a designation, the amount of the loan will be withdrawn from the investment accounts in accordance with the rules for making partial withdrawals (see "WITHDRAWALS"). When a loan is repaid, the appropriate amount of the repayment will be transferred from the loan account to the investment accounts. You may designate the investment accounts to which a repayment is to be allocated. Otherwise, the repayment will be allocated in the same manner as your purchase payments are currently being allocated.

         The amount of any unpaid loans will be deducted from the death benefit otherwise payable under the contract. In addition, loans, whether or not repaid, will have a permanent effect on the contract value because the investment results of the investment accounts will apply only to the unborrowed portion of the contract value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on amounts held in your loan account while your loan is unpaid, your contract value will not increase as rapidly as it would have if no loan were unpaid. If investment results are below that rate, your contract value will be greater than it would have been had no loan been outstanding.

 FEDERAL INCOME TAX WITHHOLDING

================================================================================
We may be required to withhold amounts from some distributions for federal income taxes.
================================================================================

         We will withhold and remit to the U.S. Government a part of the taxable portion of each distribution made under a contract unless the person receiving the distribution notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, the withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and rollovers from non-Roth IRAs to Roth
IRAs) is 10%. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

                                 GENERAL MATTERS

PERFORMANCE DATA

         Each of the sub-accounts may quote total return figures in its advertising and sales materials. PAST PERFORMANCE FIGURES ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE OF ANY SUB-ACCOUNT. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures. Standardized figures will include average annual total return figures for one, five and ten years, or from the inception date of the relevant sub-account of the Variable Account (if that period since inception is shorter than one of those periods). Non-standardized total return figures may be quoted including figures that do not assume redemption at the end of the time period. Non-standardized figures also include total return numbers from the inception date of the portfolio or ten years, whichever period is shorter. Where the period since inception is less than one year, the total return quoted will be the aggregate return for the period.

         Average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of that purchase payment on the last day of the period for which such return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. For purposes of the calculations it is assumed that an initial purchase payment of $1,000 is made on the first day of the period for which the return is calculated. For total return figures quoted for periods prior to the commencement of the offering of the contract, standardized performance data will be the historical performance of the Trust portfolio from the date the applicable sub-account of the Variable Account first became available for investment under other contracts that we offer, adjusted to reflect current contract charges. In the case of non-standardized performance, performance figures will be the historical performance of the Trust portfolio from the inception date of the portfolio (or in the case of the Trust portfolios created in connection with the merger of Manulife Series Fund, Inc. into the Trust, the inception date of the applicable predecessor Manulife Series Fund portfolio), adjusted to reflect current contract charges.

ASSET ALLOCATION AND TIMING SERVICES

         We are aware that certain third parties are offering asset allocation and timing services in connection with the contracts. In certain cases we have agreed to honor transfer instructions from such asset allocation and timing services where we have received powers of attorney, in a form acceptable to us, from the contract owners participating in the service. The contract is not designed for professional market timing organizations or other entities or persons engaging in programmed, frequent or large exchanges (collectively, "market timers") to speculate on short-term movements in the market since such activity may be disruptive to the Trust portfolios and increase their transaction costs. Therefore, in order to prevent excessive use of the exchange privilege, we reserve the right to (a) reject or restrict any specific purchase and exchange requests and (b) impose specific limitations with respect to market timers, including restricting exchanges by market timers to certain variable investment options (transfers by market timers into or out of fixed investment options is not permitted).WE DO NOT ENDORSE, APPROVE OR RECOMMEND SUCH SERVICES IN ANY WAY AND YOU SHOULD BE AWARE THAT FEES PAID FOR SUCH SERVICES ARE SEPARATE AND IN ADDITION TO FEES PAID UNDER THE contracts. See "Transfers Among Investment Options" for further information on asset allocation and timing services.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

         Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interest in a variable annuity contract issued under the ORP only upon:

         - termination of employment in the Texas public institutions of higher education,

         -   retirement,

         -   death, or

         -   the participant's attainment of age 70 1/2.

Accordingly, before any amounts may be distributed from the contract, proof must be furnished to us that one of these four events has occurred. The foregoing restrictions on withdrawal do not apply in the event a participant in the ORP transfers the contract value to another contract or another qualified custodian during the period of participation in the ORP. Loans are not available under contracts subject to the ORP.

DISTRIBUTION OF CONTRACTS

================================================================================
We pay broker/dealers to sell the Contracts.
================================================================================

         Manulife Financial Services, LLC (`Manulife Services"), a [DELAWARE?] limited liability company that we control, is the principal underwriter of the contracts. Manulife Services, located at 73 Tremont Street, Boston, Massachusetts 02108, is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). Sales of the contracts will be made by registered representatives of broker-dealers authorized by Manulife Services to sell the contracts. Those registered representatives will also be our licensed insurance agents.

CONTRACT OWNER INQUIRIES

         Your inquiries should be directed to our Annuity Service Office at P.O. Box 9230, Boston, Massachusetts 02205-9230.

CONFIRMATION STATEMENTS

         You will be sent confirmation statements for certain transactions in your account. You should carefully review these statements to verify their accuracy. Any mistakes should immediately be reported to our Company's Annuity Service Office. If you fail to notify our Annuity Service Office of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.

LEGAL PROCEEDINGS


         There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Neither we nor Manulife Services are involved in any litigation that is of material importance to either, or that relates to the Variable Account.


CANCELLATION OF CONTRACT

         We may, at our option, cancel a contract at the end of any two consecutive contract years in which no purchase payments by or on behalf of you, have been made, if both:

         - the total purchase payments made for the contract, less any withdrawals, are less than $2,000; and

         - the contract value at the end of such two year period is less than $2,000.

We, as a matter of administrative practice, will attempt to notify you prior to such cancellation in order to allow you to make the necessary purchase payment to keep the contract in force. The cancellation of contract provisions may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states.

VOTING INTEREST

         As stated above under "The Trust," we will vote shares of the Trust portfolios held in the Variable Account at the Trust's shareholder meetings according to voting instructions received from the persons having the voting interest under the contracts.

         Accumulation Period. During the accumulation period, the owner has the voting interest under a contract. The number of votes for each portfolio for which voting instructions may be given is determined by dividing the value of the investment account corresponding to the sub-account in which such portfolio shares are held by the net asset value per share of that portfolio.

         Pay-out Period. During the pay-out period, the annuitant has the voting interest under a contract. The number of votes as to each portfolio for which voting instructions may be given is determined by dividing the reserve for the contract allocated to the sub-account in which such portfolio shares are held by the net asset value per share of that portfolio.

         Generally, the number of votes tends to decrease as annuity payments progress since the amount of reserves attributable to a contract will usually decrease after commencement of annuity payments. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting.

                                   APPENDIX A

                                  SPECIAL TERMS

     The following terms as used in this Prospectus have the indicated meanings:

     ACCUMULATION UNIT - A unit of measure that is used to calculate the value of the variable portion of the contract before the maturity date.

     ACCUMULATION PERIOD - The accumulation period is the period between the issue date of the contract and the maturity date of the contract. During this period, purchase payment(s) are typically made to the contract by the owner.

     ANNUITANT - Any natural person or persons to whom annuity payments are made and whose life is used to determine the duration of annuity payments involving life contingencies. If the contract owner names more than one person as an "annuitant," the second person named shall be referred to as "co-annuitant." The "annuitant" and "co-annuitant" will be referred to collectively as "annuitant." The "annuitant" is as designated on the specification page of the contract or certificate, unless changed.

     ANNUITY OPTION - The method you select. At the maturity date, the Company will provide an annuity with payments guaranteed for 10 years and for the lifetime of the annuitant, if the annuitant lives more than 10 years. This will be the annuity option unless changed.

     ANNUITY SERVICE OFFICE - The address of our Annuity Service Office is: P.O. Box 9230, Boston, Massachusetts 02205-9230.

     ANNUITY UNIT - A unit of measure that is used after the maturity date to calculate variable annuity payments.

     APPLICATION - The document signed by you that serves as your application for an individual contract or participation under a group contract.

     BENEFICIARY - The person, persons or entity entitled to the death benefit under the contract upon the death of a contract owner or, in certain circumstances, an annuitant. The beneficiary is as specified in the contract or certificate specifications page, unless changed. If there is a surviving contract owner, that person will be deemed the beneficiary.

     CERTIFICATE - The document which is issued to you which summarizes your rights and benefits as owner of a participating interest in a group contract.

     CONTRACT ANNIVERSARY - For an individual contract, the anniversary of the contract date. For a group contract, the anniversary of the date of issue of a certificate under the contract.

     CONTRACT APPLICATION - The document signed by you, as Group Holder, that evidences your application for a Contract or, where context requires, the document signed by you, as a prospective owner applying for an individual contract or a certificate evidencing participation in a group contract.

     CONTRACT DATE - The date of issue of the contract.

     CONTRACT VALUE - The total of the investment account values and, if applicable, any amount in the loan account attributable to the contract.

     CONTRACT YEAR - The period of twelve consecutive months beginning on the contract date or any anniversary thereof.

     DEBT - Any amounts in an owner's loan account plus any accrued loan interest. The loan provision is available only under contracts or certificates issued in connection with Section 403(b) qualified plans that are not subject to Title I of ERISA.

     DUE PROOF OF DEATH - Due Proof of Death is required upon the death of the contract owner or annuitant, as applicable.

One of the following must be received at our Annuity Service Office within one year of the date of death:

(a) A certified copy of a death certificate;
(b) A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or
(c) Any other proof satisfactory to us.

Death Benefits will be paid within 7 days of receipt of due proof of death and all required claim forms by our Annuity Service Office.

     FIXED ANNUITY - An annuity option with payments which are predetermined and guaranteed as to dollar amount.

     GENERAL ACCOUNT - All our assets other than assets in separate accounts.

     GROUP HOLDER - The person, persons or entity to whom a group contract is issued.

     INVESTMENT ACCOUNT - An account we establish which represents your interest in an investment option during the Accumulation Period.

     INVESTMENT ACCOUNT VALUE - The value of your allocation to an investment account.

     INVESTMENT OPTIONS - The investment choices available to contract owners.

     LOAN ACCOUNT - The portion of the general account that is used for collateral when a loan is taken.

     MATURITY DATE - The date on which annuity benefits commence. The maturity date is the date specified on the contract or certificate specifications page and is generally the first day of the month following the later of the annuitant's 85th birthday or the tenth contract anniversary, unless changed.

     NET PURCHASE PAYMENT - The purchase payment less the amount of premium tax, if any.

     NON-QUALIFIED CONTRACTS - Contracts which are not issued under qualified plans.

     OWNER - In the case of a group contract, the person, persons or entity named in a certificate and entitled to all of the ownership rights under the contract not expressly reserved to the group holder. In the case of an individual contract, the person, persons or entity named in the contract and entitled to all of the ownership rights under the contract. The owner is as specified on the contract or certificate specifications page, unless changed.

     PAY-OUT PERIOD - The pay-out period is the time (beginning on the maturity date) when we make payments to you.

     PORTFOLIO OR TRUST PORTFOLIO - A separate investment portfolio of the Trust, a mutual fund in which the Variable Account invests, or of any successor mutual fund.

     PURCHASE PAYMENT - An amount you pay to us as consideration for the benefits provided by the contract.

     QUALIFIED CONTRACTS - Contracts issued under qualified plans.

     QUALIFIED PLANS - Retirement plans which receive favorable tax treatment under Section 401, 403, 408, 408A or 457 of the Internal Revenue Code of 1986, as amended.

     SEPARATE ACCOUNT - A segregated account that we establish that is not commingled with our general assets and obligations.

     SUB-ACCOUNT(S) - One or more of the sub-accounts of the Variable Account. Each sub-account is invested in shares of a different Trust portfolio.

     VALUATION DATE - Any date on which the New York Stock Exchange is open for business and the net asset value of a Trust portfolio is determined.

     VALUATION PERIOD - Any period from one valuation date to the next, measured from the time on each such date that the net asset value of each portfolio is determined.

     VARIABLE ACCOUNT - One of our separate accounts that is used to fund the contracts.

     VARIABLE ANNUITY - An annuity option with payments which: (1) are not predetermined or guaranteed as to dollar amount, and (2) vary in relation to the investment experience of one or more specified sub-accounts.

                                   APPENDIX B

                               STATE PREMIUM TAXES

Premium taxes vary according to the state and are subject to change. In many jurisdictions there is no tax at all. For current information, a tax adviser should be consulted.

                                                    TAX RATE

                                 QUALIFIED                        NON-QUALIFIED
STATE                            CONTRACTS                          CONTRACTS

CALIFORNIA                         0.50%                               2.35%
MAINE                              0.00%                               2.00%
NEVADA                             0.00%                               3.50%
PUERTO RICO                        1.00%                               1.00%
SOUTH DAKOTA                       0.00%                               1.25%
WEST VIRGINIA                      1.00%                               1.00%
WYOMING                            0.00%                               1.00%

                                   APPENDIX C

                        PENNSYLVANIA MAXIMUM MATURITY AGE

For all contracts issued in Pennsylvania the maximum maturity age based upon the issue age of the annuitant is as follows:


               ISSUE AGE                            MAXIMUM MATURITY AGE
              70 or less                                     85
                 71-75                                       86
                 76-80                                       88
                 81-85                                       90
                 86-90                                       93
                 91-93                                       96
                 94-95                                       98
                 96-97                                       99
                 98-99                                      101
                100-101                                     102
                  102                                       103
                  103                                       104
                  104                                       105
                  105                                       106


The annuitant must exercise a settlement annuity option no later than the maximum maturity age stated above. For example, an annuitant who is age 60 at issue must exercise a settlement option prior to age 86. We will use the issue age of the youngest annuitant in the determination of the required settlement option date.

                                   APPENDIX D

                              QUALIFIED PLAN TYPES

Set forth below are brief descriptions of the types of qualified plans in connection with which we will issue contracts. Persons intending to use the contract in connection with qualified plans should consult their tax advisor.

INDIVIDUAL RETIREMENT ANNUITIES

     Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. The contract may not, however be used in connection with an "Education IRA" under Section 530 of the Code.

SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRAS)

     Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs.

SIMPLE IRAS

     Section 408(p) of the Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence.

ROTH IRAS

     Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in certain respects.

     Among the differences are that contributions to a Roth IRA are not deductible and "qualified distributions" from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the owner was made. Second, the distribution must be:

-    made after the owner attains age 59 1/2;
-    made after the owner's death;
-    attributable to the owner being disabled; or
- a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code.

In addition, distributions from Roth IRAs need not commence when the owner attains age 70 1/2. A Roth IRA may accept a "qualified rollover contribution" from a non-Roth IRA, but a Roth IRA may not accept rollover contributions from other qualified plans.

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS

     Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the contracts in order to provide benefits under the plans.

TAX-SHELTERED ANNUITIES

     Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "tax-sheltered annuities". Purchasers of the contracts for such purposes should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the contracts.

     Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

- contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,
-    earnings on those contributions, and
- earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last day of the year beginning before January 1, 1989.

These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals do not apply to the extent we are directed to transfer some or all of the contract value to the issuer of another tax-sheltered annuity or into a
Section 403(b)(7) custodial account.) These restrictions on withdrawals may prohibit the payment of asset based fees from the contract.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS

     Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes.

                                   APPENDIX E

                                 PRIOR CONTRACTS


     We have a class of variable annuity contract which is no longer being issued but under which purchase payments may continue to be made ("PRIOR CONTACTS"). Prior contracts were sold from March, 1998 until May, 2000.

     The prior contracts were designed as funding vehicles for amounts that are "rolled over" from employee benefit plans. The contracts serve primarily as Individual Retirement Annuities under Section 408 of the Internal Revenue Code ("IRAs") although they were also used to fund other plans qualifying for special income tax treatment under the Code or plans not entitled to such special income tax treatment under the Code.

     The principal differences between the contract offered by this Prospectus and the prior contracts relate to:

     - the availability of additional fixed account investment options under prior contracts,
     -    the minimum initial purchase payment, and
     -    certain charges made by us.

These differences are described below. A separate expense summary for these prior contracts is also set forth below.

                                 EXPENSE SUMMARY

     The following table and Example are designed to assist you in understanding the various costs and expenses related to the prior contracts. The table reflects expenses of the Variable Account and the underlying portfolios of the Trust. In addition to the items listed in the following table, premium taxes may be applicable to certain contracts. The items listed under "Separate Account Annual Expenses" are more completely described in this Prospectus. The items listed under "Trust Annual Expenses" are described in detail in the accompanying Trust Prospectus.

  ANNUAL ADMINISTRATION FEE.....................................         $30*

  SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average account value)

  Mortality and expense risks fee**.............................         0.30%
  Administration fee............................................         0.15%
                                                                         -----
  Total Separate Account Annual Expense*** .....................         0.45%

*The $30 annual administration fee will not be assessed prior to the maturity date if at the time of its assessment the sum of all investment accounts is greater than or equal to $100,000.

**0.85% of average account value prior to May 1, 2000

***1.00% of average account value prior to May 1, 2000

TRUST ANNUAL EXPENSES

See "Summary - Trust Annual Expenses" in the Prospectus.

EXAMPLE

See "Summary - Example" in the Prospectus.

A TABLE OF ACCUMULATION UNIT VALUES RELATING TO THE CONTRACT IS SET FORTH BELOW.

FIXED ACCOUNT INVESTMENT OPTIONS

     FIXED INVESTMENT OPTIONS. Under the contract described in the prospectus there is only a one year fixed account investment option. Under the prior contracts there are five fixed account investment options: one, three, five and seven year investment accounts and a fixed investment account which may be established under the Dollar Cost Averaging ("DCA") program ("DCA fixed investment account") to make automatic monthly transfers from a fixed account to one or more variable investment options. (See "Dollar Cost Averaging" below.) We may offer additional fixed account investment options for any yearly period from two to ten years. Fixed investment accounts provide for the accumulation of interest on purchase payments at guaranteed rates for the duration of the guarantee period. We determine the guaranteed interest rates on new amounts allocated or transferred to a fixed investment account from time-to-time, according to market conditions. In no event will the guaranteed rate of interest be less than 3%. Once an interest rate is guaranteed for a fixed investment account, it is guaranteed for the duration of the guarantee period and we may not change it.

     RENEWALS. Under the prior contracts, at the end of a guarantee period, you may establish a new investment account with the same guarantee period at the then current interest rate, select a different fixed account investment option or transfer the amounts to a variable account investment option, all without the imposition of any charge. You may not select a guarantee period that would extend beyond the maturity date. In the case of renewals within one year of the maturity date, the only fixed account investment option available is to have interest accrued up to the maturity date at the then current interest rate for one year guarantee periods.

     If you do not specify the renewal option desired, we will select the same guarantee period as has just expired, so long as such period does not extend beyond the maturity date. In the event a renewal would extend beyond the maturity date, we will select the longest period that will not extend beyond such date, except in the case of a renewal within one year of the maturity date in which case we will credit interest up to the maturity date at the then current interest rate for one year guarantee periods.

     MARKET VALUE CHARGE. Under the prior contracts, any amount withdrawn, transferred or borrowed from a fixed investment account prior to the end of the guarantee period may be subject to a market value charge. A market value charge is assessed only when current interest rates are higher than the guaranteed interest rate on the account. The purpose of the charge is to compensate us for our investment losses on amounts withdrawn, transferred or borrowed prior to the maturity date. The formula for calculating this charge is set forth below. A market value charge will be calculated separately for each investment account affected by a transaction to which a market value charge may apply. The market value charge for an investment account will be calculated by multiplying the amount withdrawn or transferred from the investment account by the adjustment factor described below. In the case of group contracts we reserve the right to modify the market value charge as to any certificates issued after the effective date of a change specified in written notice to the group holder.

     The adjustment factor is determined by the following formula:
0.75x(B-A)xC/12 where:

     A-   The guaranteed interest rate on the investment account.
     B- The guaranteed interest rate available, on the date the request is processed, for amounts allocated to a new investment account with the same length of guarantee period as the investment account from which the amounts are being withdrawn.
     C- The number of complete months remaining to the end of the guarantee period.

     For purposes of applying this calculation, the maximum difference between "B" and "A" will be 3%. The adjustment factor may never be less than zero.

     The total market value charge will be the sum of the market value charges for each investment account being withdrawn. Where the guaranteed rate available on the date of the request is less than the rate guaranteed on the investment account from which the amounts are being withdrawn (B-A in the adjustment factor is negative), there is no market value charge. There is only a market value charge when interest rates have increased (B-A in the adjustment factor is positive).

     We make no market value charge on withdrawals from the fixed account investment options in the following situations:

     -    death of the owner;
     -    amounts withdrawn to pay fees or charges;
     - amounts applied at the maturity date to purchase an annuity at the guaranteed rates provided in the contract;
     - amounts withdrawn from investment accounts within one month prior to the end of the guarantee period;
     -    amounts withdrawn from a one-year fixed investment account;
     - amounts withdrawn in any contract year that do not exceed 10% of (i) total purchase payments less (ii) any prior partial withdrawals in that contract year.

     Notwithstanding application of the foregoing formula, in no event will the market value charge

     - be greater than the amount by which the earnings attributable to the amount withdrawn or transferred from an investment account exceed an annual rate of 3%,
     -    be greater than 10% of the amount transferred or withdrawn, or
     - reduce the amount payable on withdrawal or transfer below the amount required under the non forfeiture laws of the state with jurisdiction over the contract.

     DOLLAR COST AVERAGING ("DCA"). If you enter into a DCA agreement, you may instruct us to transfer monthly a predetermined dollar amount from any sub-account or the one year fixed account investment option to other sub-accounts until the amount in the sub-account from which the transfer is made or DCA fixed account investment option is exhausted. Under the prior contracts, in states where approved by the state insurance department, a special one year fixed account investment option may be established under the DCA program to make automatic transfers. Only purchase payments (and not existing contract values) may be allocated to the DCA fixed account investment option. The DCA fixed account investment option is not available under the contract described in the prospectus.

     WITHDRAWALS. Under the prior contracts, the market value charge described above may apply to withdrawals from any fixed investment option except for a one year fixed investment option. In the event a market value charge applies to a withdrawal from a fixed investment account, it will be calculated with respect to the full amount in the investment account and deducted from the amount payable in the case of a total withdrawal. In the case of a partial withdrawal, the market value charge will be calculated on the amount requested and deducted, if applicable, from the remaining investment account value.

     If you request a partial withdrawal in excess of your amount in the variable account investment options and do not specify the fixed account investment options from which the withdrawal is to be made, such withdrawal will be made from your investment options beginning with the shortest guarantee period. Within such sequence, where there are multiple investment accounts within a fixed account investment option, withdrawals will be made on a first-in-first-out basis.

     LOANS. We offer a loan privilege only to owners of contracts or certificates issued in connection with Section 403(b) qualified plans that are not subject to Title I of ERISA. If you own such a contract, you may borrow from us, using your contract as the only security for the loan, in the same manner and subject to the same limitations as set forth under "LOANS." The market value charge described above may apply to amounts transferred from the fixed investment accounts to the loan account in connection with such loans and, if applicable, will be deducted from the amount so transferred.

INITIAL PURCHASE PAYMENT

     The minimum initial purchase payment is $25,000 under the contract described in the prospectus and was $3,500 under the prior contracts.

CERTAIN CHARGES AND DEDUCTIONS

     Certain charges and deductions under prior contracts differ from the charges and deductions under the contract described in the prospectus.

ANNUAL ADMINISTRATION FEE

     Under the contract described in the prospectus, we will normally deduct no annual administration.

     For prior contracts, the annual administration fee is $30, and we will waive this fee if, during the accumulation period, the contract value is equal to or greater than $100,000 at the time of assessment of the fee.

     A daily charge in an amount equal to 0.15% of the value of each variable investment account on an annual basis is deducted from each sub-account as an administration fee under both the contract described in this prospectus and the prior contracts.

MORTALITY AND EXPENSE RISKS CHARGE

     Under the contract described in the prospectus, the mortality and expense risks charge which we assess is 0.30%. Under the prior contracts, this charge was 0.85% until May 1, 2000, at which time it was lowered to 0.30%.

                                   APPENDIX F

                        TABLE OF ACCUMULATION UNIT VALUES



----------------------------------------------------------------------------------------------------------------------------
                                                                UNIT VALUE AT           UNIT VALUE AT     NUMBER OF UNITS AT
SUB-ACCOUNT                                                     START OF YEAR*           END OF YEAR         END OF YEAR
----------------------------------------------------------------------------------------------------------------------------
Internet Technologies
2000                                                              $12.500000               $7.009252                  0.000
----------------------------------------------------------------------------------------------------------------------------
Pacific Rim Emerging Market
1998                                                              $12.500000              $11.267395                  0.000
1999                                                               11.267395               18.168886                224.463
2000                                                               18.168886               13.655344                 99.192
----------------------------------------------------------------------------------------------------------------------------
Science & Technology
1998                                                              $12.500000              $15.503436              4,015.626
1999                                                               15.503436               30.621118             15,088.635
2000                                                               30.621118               20.064987              8,506.879
----------------------------------------------------------------------------------------------------------------------------
International Small Cap
1998                                                              $12.500000              $12.202690                334.680
1999                                                               12.202690               22.341682              6,651.249
2000                                                               22.341682               15.728111              6,807.681
----------------------------------------------------------------------------------------------------------------------------
Aggressive Growth
1998                                                              $12.500000              $12.027610                216.003
1999                                                               12.027610                15.83478                325.123
2000                                                                15.83478               16.207424             17,002.959
----------------------------------------------------------------------------------------------------------------------------
Emerging Small Company
1998                                                              $12.500000              $11.312902              6,458.290
1999                                                               11.312902               19.436616              1,702.501
2000                                                               19.436616               18.484616              5,716.424
----------------------------------------------------------------------------------------------------------------------------
Small Company Blend
2000                                                              $12.500000               $9.554061              5,324.912
----------------------------------------------------------------------------------------------------------------------------
Dynamic Growth
2000                                                              $12.500000               $7.956456              1,259.303
----------------------------------------------------------------------------------------------------------------------------
Mid Cap Stock
1999                                                               $12.50000               13.057764
2000                                                               13.057764               12.483407              9,744.177
----------------------------------------------------------------------------------------------------------------------------
All Cap Growth
1998                                                              $12.500000              $13.903872              3,648.192
1999                                                               13.903872               19.917321              3,240.142
2000                                                               19.917321               17.657078               3,032.44
----------------------------------------------------------------------------------------------------------------------------
Overseas
1998                                                              $12.500000              $11.720466                330.533
1999                                                               11.720466               16.319479                215.524
2000                                                               16.319479               13.181065                  7.666
----------------------------------------------------------------------------------------------------------------------------
International Stock
1998                                                              $12.500000              $12.656070                  0.000
1999                                                               12.656070               16.253406                389.992
2000                                                               16.253406               13.475212                240.000
----------------------------------------------------------------------------------------------------------------------------
International Value
1999                                                              $12.500000              $13.372512                  0.000
2000                                                               13.372512               12.452499                  0.000
----------------------------------------------------------------------------------------------------------------------------
Capital Appreciation
2000                                                              $12.500000              $10.962135                  0.000
----------------------------------------------------------------------------------------------------------------------------
Strategic Opportunities (formerly, Mid Cap Blend)
1998                                                              $12.500000              $12.103394              4,814.848
1999                                                               12.103394               15.307946                876.769
2000                                                               15.307946               14.242740              1,569.263
----------------------------------------------------------------------------------------------------------------------------
Global Equity
1998                                                              $12.500000              $12.195410                672.794
1999                                                               12.195410               12.516028                553.040
2000                                                               12.516028               13.953918                298.751
----------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
Growth
---------------------------------------------------------------------------------------------------------------------------
1998                                                              $12.500000             $13.655376                521.187
1999                                                               13.655376              18.549262              6,215.486
2000                                                               18.549262              13.403429              5,743.327
---------------------------------------------------------------------------------------------------------------------------
Large Cap Growth
1998                                                              $12.500000             $13.271688                309.757
1999                                                               13.271688               16.46198                329.341
2000                                                                16.46198              14.028600              2,050.187
---------------------------------------------------------------------------------------------------------------------------
Quantitative Equity
1998                                                              $12.500000             $14.006399              2,087.403
1999                                                               14.006399              16.959503              5,575.181
2000                                                               16.959503              17.915408              5,442.736
---------------------------------------------------------------------------------------------------------------------------
Blue Chip Growth
1998                                                              $12.500000             $14.123586              8,341.366
1999                                                               14.123586              16.700133             10,828.723
2000                                                               16.700133              16.137290             13,246.945
---------------------------------------------------------------------------------------------------------------------------
Real Estate Securities
1998                                                              $12.500000             $10.417728              1,081.138
1999                                                               10.417728               9.488883              1,068.493
2000                                                                9.488883              11.853453                746.705
---------------------------------------------------------------------------------------------------------------------------
Small Company Value
1998                                                              $12.500000             $10.897925                  0.000
1999                                                               10.897925              11.652144                  0.000
2000                                                               11.652144              12.266242              1,232.576
---------------------------------------------------------------------------------------------------------------------------
Value
1998                                                              $12.500000             $11.207507                405.978
1999                                                               11.207507              10.786297                290.973
2000                                                               10.786297              13.351990              1,554.076
---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                 UNIT VALUE AT         UNIT VALUE AT    NUMBER OF UNITS AT
SUB-ACCOUNT                                                      START OF YEAR*         END OF YEAR         END OF YEAR
-----------                                                      --------------         -----------         ------------
--------------------------------------------------------------------------------------------------------------------------
Tactical Allocation
2000                                                              $12.500000             $12.064740               927.758
--------------------------------------------------------------------------------------------------------------------------
Growth & Income
1998                                                              $12.500000             $13.924321             6,874.303
1999                                                               13.924321              16.387611            12,931.753
2000                                                               16.387611              15.124927            14,168.941
--------------------------------------------------------------------------------------------------------------------------
U.S. Large Cap Value
1999                                                              $12.500000              11.969517                 0.000
2000                                                               11.969517              12.247584                 0.000
--------------------------------------------------------------------------------------------------------------------------
Equity-Income
1998                                                              $12.500000             $12.464044            27,051.493
1999                                                               12.464044              12.759601            27,275.103
2000                                                               12.759601              14.327119            25,292.587
--------------------------------------------------------------------------------------------------------------------------
Income & Value
1998                                                              $12.500000             $13.179250             1,854.886
1999                                                              $13.179250               14.18104             1,701.854
2000                                                                14.18104              14.788189             1,431.801
--------------------------------------------------------------------------------------------------------------------------
Balanced
1998                                                              $12.500000             $13.203432               914.156
1999                                                               13.203432              12.856009             1,912.865
2000                                                               12.856009              11.583489             2,014.739
--------------------------------------------------------------------------------------------------------------------------
High Yield
1998                                                              $12.500000             $12.279967             2,098.051
1999                                                               12.279967              13.130722             2,176.489
2000                                                               13.130722              11.878374             1,643.248
--------------------------------------------------------------------------------------------------------------------------
Strategic Bond
1998                                                              $12.500000             $12.280627               147.794
1999                                                               12.280627              12.428556               315.740
2000                                                               12.428556              13.262545                 6.667
--------------------------------------------------------------------------------------------------------------------------
Global Bond
1998                                                              $12.500000             $13.080198                 0.000
1999                                                               13.080198              12.085889                 0.000
2000                                                               12.085889              12.212091                 0.000
--------------------------------------------------------------------------------------------------------------------------
Total Return
1999                                                              $12.500000              12.349038                 0.000
2000                                                               12.349038              13.634669                 0.000
--------------------------------------------------------------------------------------------------------------------------
Investment Quality Bond
1998                                                              $12.500000             $13.269922                87.491
1999                                                               13.269922              12.902584             1,629.528
2000                                                               12.902584              14.027435               693.426
--------------------------------------------------------------------------------------------------------------------------
Diversified Bond
1998                                                              $12.500000             $13.161158               139.729
1999                                                               13.161158              13.123588               543.569
2000                                                               13.123588              14.387750                 6.302
--------------------------------------------------------------------------------------------------------------------------
U.S. Government Securities
1998                                                              $12.500000             $13.159699             4,840.536
1999                                                               13.159699              12.999097             4,333.170
2000                                                               12.999097              14.321813               603.299
--------------------------------------------------------------------------------------------------------------------------
Money Market
1998                                                              $12.500000             $12.872909             4,306.330
1999                                                               12.872909              13.331106            78,626.678
2000                                                               13.331106              14.026504            54,560.354
--------------------------------------------------------------------------------------------------------------------------
Small Cap Index
2000                                                              $12.500000             $11.668507                 0.000
--------------------------------------------------------------------------------------------------------------------------
International Index
2000                                                              $12.500000             $11.236763                 0.000
--------------------------------------------------------------------------------------------------------------------------
Mid Cap Index
2000                                                              $12.500000             $13.354538                 0.000
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
Total Stock Market Index
2000                                                              $12.500000             $11.211599                 0.000
--------------------------------------------------------------------------------------------------------------------------
500 Index
2000                                                              $12.500000             $11.270447                 0.000
--------------------------------------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000
1998                                                              $12.500000             $11.895710               363.913
1999                                                               11.895710              13.497935              1,565669
2000                                                               13.497935              12.728218             1,966.490
--------------------------------------------------------------------------------------------------------------------------
Lifestyle Growth 820
1998                                                              $12.500000             $12.159849             5,302.697
1999                                                               12.159849              14.033145             5,144.277
2000                                                               14.033145              13.529644             5,139.431
--------------------------------------------------------------------------------------------------------------------------
Lifestyle Balanced 640
1998                                                              $12.500000             $12.282889             6,978.000
1999                                                               12.282889              13.671696            11,201.806
2000                                                               13.671696              13.929909            16,881.644
--------------------------------------------------------------------------------------------------------------------------
Lifestyle Moderate 460
1998                                                              $12.500000             $12.868825             5,852.516
1999                                                               12.868825              13.746687            11,142.295
2000                                                               13.746687              14.242240            10,111.608
--------------------------------------------------------------------------------------------------------------------------
Lifestyle Conservative 280
1998                                                              $12.500000             $13.175636              2240.611
1999                                                               13.175636              13.593172             2,571.768
2000                                                               13.593172              14.547877             2,195.532

--------------------------------------------------------------------------------------------------------------------------


*Units under this series of contracts were first credited under the sub-accounts on March 30, 1998 except in the following instances:

- Small Company Blend, Mid Cap Stock, International Value, U.S. Large Cap Value and Total Return Trusts where units were first credited on May 1, 1999.

- Internet Technologies, Dynamic Growth, Tactical Allocation, Small Cap Index, International Index, Mid Cap Index, Total Stock Market Index and 500 Index where units were first credited on May 1, 2000.

- Capital Appreciation Trust where units were first credited on November 1, 2000.

                                     PART B

                           INFORMATION REQUIRED IN A
                      STATEMENT OF ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION


                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                           (U.S.A.) SEPARATE ACCOUNT H



                                       of


                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)



                      FLEXIBLE PAYMENT DEFERRED COMBINATION
                      FIXED AND VARIABLE ANNUITY CONTRACTS
                                NON-PARTICIPATING



     This Statement of Additional Information is not a Prospectus. It contains information in addition to that described in the Prospectus and should be read in conjunction with the Prospectus dated the same date as this Statement of Additional Information. The Prospectus may be obtained by writing The Manufacturers Life Insurance Company (U.S.A.) at the mailing address of the Annuity Service Office, P.O. Box 9230, Boston, Massachusetts 02205-9230 or telephoning (800) 344-1029.

    The date of this Statement of Additional Information is January 1, 2002.

                The Manufacturers Life Insurance Company (U.S.A.)
                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
                                 (617) 663-3000
                                 (800) 344-1029

--------------------------------------------------------------------------------
MRPG.SAI1/02

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS



General Information and History................................  3
Performance Data...............................................  3
Services
       Independent Auditors.................................... 12
       Servicing Agent......................................... 12
       Principal Underwriter................................... 12
Audited Financial Statements................................... 13

                         GENERAL INFORMATION AND HISTORY


     The Manufacturers Life Insurance Company (U.S.A.) Separate Account H ("Variable Account") is a separate investment account of The Manufacturers Life Insurance Company (U.S.A.) ("we" or "us" or "Manulife U.S.A."). We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. Our principal office is located at 38500 Woodward Avenue, Bloomfield Hills, Michigan 48304. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

     The Variable Account was established on August 24, 1984 as a separate account of The Manufacturers Life Insurance Company of North America ("Manulife North America"), another wholly-owned subsidiary of MFC which on January 1, 2002 merged into Manulife U.S.A. As a result of this merger, Manulife U.S.A. became the owner of all of Manulife North America's assets, including the assets of the Variable Account and assumed all of Manulife North America's obligations including those under the contracts. The merger had no other effect on the terms and conditions of the contracts or on your allocations among investment options.


     Our financial statements which are included in this Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                PERFORMANCE DATA

     Each of the sub-accounts may in its advertising and sales materials quote total return figures. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures, although standardized figures will always accompany non-standardized figures. Non-standardized total return figures may be quoted assuming both :

     -    redemption at the end of the time period, and


     -    no redemption at the end of the time period.


Standardized figures include total return figures from:

     - the inception date of the sub-account of the Variable Account which invests in the portfolio, or

     -    ten years, whichever period is shorter.


Non-standardized figures include total return figures from:


     -    inception date of the portfolio, or

     -    ten years, whichever period is shorter.


     Such figures will always include the average annual total return for recent one year and, when applicable, five and ten year periods, and where less than ten years, the inception date of the sub-account, in the case of standardized returns, and the inception date of the portfolio, in the case of non-standardized returns. Where the period since inception is less than one year, the total return quoted will be the aggregate total return for the period. The average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. For purposes of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated.


     In calculating standardized return figures, all recurring charges (all asset charges - mortality and expense risk fees, administrative fees, and distribution fees) are reflected, and the asset charges are reflected in changes in unit values. Standardized total return figures will be quoted assuming redemption at the end of the period. Non-standardized total return figures reflecting redemption at the end of the time period are calculated on the same basis as the standardized returns. Non-standardized total return figures not reflecting redemption at the end of the time period are calculated on the same basis as the standardized returns except that the calculations assume no redemption at the end of the period and do not reflect deduction of the annual contract fee. We believe such non-standardized figures not reflecting redemptions at the end of the time period are useful to owners who wish to assess the performance of an ongoing contract of the size that is meaningful to the individual owner.



     For total return figures quoted for periods prior to the commencement of the offering of the contract, standardized performance data will be the historical performance of the Trust portfolio from the date the applicable sub-account of the Variable Account first became available for investment under other contracts offered by us or by Manulife North America, adjusted to reflect current contract charges. In the case of non-standardized performance, performance figures will be the historical performance of the Trust portfolio from the inception date of the portfolio (or in the case of the Trust portfolios created in connection with the merger of Manulife Series Fund, Inc. into the Trust).




                                 PRIOR CONTRACT
                STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
                       CALCULATED AS OF DECEMBER 31, 2000

                                                                Since Inception
                                                                  or 10 Years,          Inception
Portfolio                             1 Year       5 Year     whichever is shorter       Date(A)
-------------------------------------------------------------------------------------------------
Internet Technologies                   N/A          N/A            -44.06%              05/01/00
-------------------------------------------------------------------------------------------------
Pacific Rim Emerging Markets          -24.98%        N/A             -7.05%              01/01/97
-------------------------------------------------------------------------------------------------
Science & Technology                  -34.61%        N/A             19.02%              01/01/97
-------------------------------------------------------------------------------------------------
International Small Cap               -29.74%        N/A              9.28%              03/04/96
-------------------------------------------------------------------------------------------------
Aggressive Growth                       2.21%        N/A              8.22%              01/01/97
-------------------------------------------------------------------------------------------------
Emerging Small Company                 -5.04%        N/A             16.94%              01/01/97
-------------------------------------------------------------------------------------------------
Small Company Blend                   -20.38%        N/A              0.97%              05/03/99
-------------------------------------------------------------------------------------------------
Dynamic Growth                          N/A          N/A            -36.48%              05/01/00
-------------------------------------------------------------------------------------------------
Mid Cap Stock                          -4.71%        N/A             -2.87%              05/03/99
-------------------------------------------------------------------------------------------------
All Cap Growth                        -11.49%        N/A             14.75%              03/04/96
-------------------------------------------------------------------------------------------------
Overseas                              -19.37%       5.68%             5.73%              01/09/95
-------------------------------------------------------------------------------------------------
International Stock                   -17.23%        N/A              4.89%              01/01/97
-------------------------------------------------------------------------------------------------
International Value                    -7.19%        N/A             -2.66%              05/03/99
-------------------------------------------------------------------------------------------------
Capital Appreciation                    N/A          N/A            -12.44%              11/01/00
-------------------------------------------------------------------------------------------------
Strategic Opportunities                -7.10%      12.24%            13.52%(B)           06/18/85
-------------------------------------------------------------------------------------------------
Global Equity                          11.35%      11.03%            10.06%(B)          03/18/88
-------------------------------------------------------------------------------------------------
Growth                                -27.88%        N/A             11.69%              07/15/96
-------------------------------------------------------------------------------------------------
Large Cap Growth                      -14.92%      10.35%            10.76%(B)           08/03/89
-------------------------------------------------------------------------------------------------
Quantitative Equity                     5.50%        N/A             19.85%              01/01/97
-------------------------------------------------------------------------------------------------
Blue Chip  Growth                      -3.51%      17.80%            12.15%              12/11/92
-------------------------------------------------------------------------------------------------
Real Estate Securities                 24.78%        N/A              2.97%              01/01/97
-------------------------------------------------------------------------------------------------
Small Company Value                     5.13%        N/A              0.17%              10/01/97
-------------------------------------------------------------------------------------------------

Value                                  23.64%        N/A              8.69%              01/01/97
-------------------------------------------------------------------------------------------------
Tactical Allocation                     N/A          N/A             -3.62%              05/01/00
-------------------------------------------------------------------------------------------------
Growth & Income                        -7.85%      16.73%            14.34%              04/23/91
-------------------------------------------------------------------------------------------------
U.S. Large Cap Value                    2.00%        N/A              2.35%              05/03/99
-------------------------------------------------------------------------------------------------
Equity-Income                          12.14%      13.52%            12.79%              02/19/93
-------------------------------------------------------------------------------------------------
Income & Value                          4.14%       9.70%             9.96%(B)           08/03/89
-------------------------------------------------------------------------------------------------
Balanced                              -10.04%        N/A              3.60%              01/01/97
-------------------------------------------------------------------------------------------------
High Yield                             -9.68%        N/A              2.24%              01/01/97
-------------------------------------------------------------------------------------------------
Strategic Bond                          6.57%       6.09%             6.05%              02/19/93
-------------------------------------------------------------------------------------------------
Global Bond                             0.90%       2.43%             5.76%(B)           03/18/88
-------------------------------------------------------------------------------------------------
Total Return                           10.07%        N/A              4.76%              05/03/99
-------------------------------------------------------------------------------------------------
Investment Quality Bond                 8.58%       4.53%             6.32%(B)           06/18/85
-------------------------------------------------------------------------------------------------
Diversified Bond                        9.49%       6.85%             7.84%(B)           08/03/89
-------------------------------------------------------------------------------------------------
U.S. Government Securities             10.03%       4.82%             5.96%(B)           03/18/88
-------------------------------------------------------------------------------------------------
Money Market                            5.08%       4.06%             3.57%(B)           06/18/85
-------------------------------------------------------------------------------------------------
Small Cap Index                         N/A          N/A             -6.79%              05/01/00
-------------------------------------------------------------------------------------------------
International Index                     N/A          N/A            -10.24%              05/01/00
-------------------------------------------------------------------------------------------------
Mid Cap Index                           N/A          N/A              6.70%              05/01/00
-------------------------------------------------------------------------------------------------
Total Stock Market Index                N/A          N/A            -10.44%              05/01/00
-------------------------------------------------------------------------------------------------
500 Index                               N/A          N/A             -9.97%              05/01/00
-------------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000              -5.84%        N/A              4.99%              01/07/97
-------------------------------------------------------------------------------------------------
Lifestyle Growth 820                   -3.73%        N/A              7.07%              01/07/97
-------------------------------------------------------------------------------------------------
Lifestyle Balanced 640                  1.75%        N/A              7.53%              01/07/97
-------------------------------------------------------------------------------------------------
Lifestyle Moderate 460                  3.46%        N/A              7.79%              01/07/97
-------------------------------------------------------------------------------------------------
Lifestyle Conservative 280              6.88%        N/A              7.46%              01/07/97
-------------------------------------------------------------------------------------------------

(A) Inception date of the sub-account of the Variable Account which invests in the portfolio.

(B)  10 year average annual return.

                                 PRIOR CONTRACT
             NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES(C)
                       CALCULATED AS OF DECEMBER 31, 2000



                                                               Since Inception
                                                                 or 10 Years,       Inception
Portfolio                            1 Year      5 Year      whichever is shorter      Date
---------------------------------------------------------------------------------------------
Internet Technologies                   N/A         N/A            -44.06%           05/01/00
---------------------------------------------------------------------------------------------
Pacific Rim Emerging  Markets(A)     -24.98%      -4.25%            -2.83%           10/04/94
---------------------------------------------------------------------------------------------
Science & Technology                 -34.61%        N/A             19.02%           01/01/97
---------------------------------------------------------------------------------------------
International Small Cap              -29.74%        N/A              9.28%           03/04/96
---------------------------------------------------------------------------------------------
Aggressive Growth                      2.21%        N/A              8.22%           01/01/97
---------------------------------------------------------------------------------------------
Emerging Small Company                -5.04%        N/A             16.94%           01/01/97
---------------------------------------------------------------------------------------------
Small Company Blend                  -20.38%        N/A              0.97%           05/03/99
---------------------------------------------------------------------------------------------
Dynamic Growth                          N/A         N/A            -36.48%           05/01/00
---------------------------------------------------------------------------------------------
Mid Cap Stock                         -4.71%        N/A             -2.87%           05/03/99
---------------------------------------------------------------------------------------------
All Cap Growth                       -11.49%        N/A             14.75%           03/04/96
---------------------------------------------------------------------------------------------
Overseas                             -19.37%       5.68%             5.73%           01/09/95
---------------------------------------------------------------------------------------------
International Stock                  -17.23%        N/A              4.89%           01/01/97
---------------------------------------------------------------------------------------------
International Value                   -7.19%        N/A             -2.66%           05/03/99
---------------------------------------------------------------------------------------------
Capital Appreciation                    N/A         N/A            -12.44%           11/01/00
---------------------------------------------------------------------------------------------
Strategic Opportunities               -7.10%      12.24%            13.52%(B)        06/18/85
---------------------------------------------------------------------------------------------
Global Equity                         11.35%      11.03%            10.06%(B)        03/18/88
---------------------------------------------------------------------------------------------
Growth                               -27.88%        N/A             11.69%           07/15/96
---------------------------------------------------------------------------------------------
Large Cap Growth                     -14.92%      10.35%            10.76%(B)        08/03/89
---------------------------------------------------------------------------------------------
Quantitative  Equity(A)                5.50%      19.05%            15.84%(B)        04/30/87
---------------------------------------------------------------------------------------------
Blue Chip  Growth                     -3.51%      17.80%            12.15%           12/11/92
---------------------------------------------------------------------------------------------
Real Estate  Securities(A)            24.78%       7.92%            12.45%(B)        04/30/87
---------------------------------------------------------------------------------------------
Small Company Value                    5.13%        N/A              0.17%           10/01/97
---------------------------------------------------------------------------------------------
Value                                 23.64%        N/A              8.69%           01/01/97
---------------------------------------------------------------------------------------------
Tactical Allocation                     N/A         N/A             -3.62%           05/01/00
---------------------------------------------------------------------------------------------
Growth & Income                       -7.85%      16.73%            14.34%           04/23/91
---------------------------------------------------------------------------------------------
U.S. Large Cap Value                   2.00%        N/A              2.35%           05/03/99
---------------------------------------------------------------------------------------------
Equity-Income                         12.14%      13.52%            12.79%           02/19/93
---------------------------------------------------------------------------------------------

Income & Value                         4.14%       9.70%             9.96%B          08/03/89
---------------------------------------------------------------------------------------------
Balanced                             -10.04%        N/A              3.60%           01/01/97
---------------------------------------------------------------------------------------------
High Yield                            -9.68%        N/A              2.24%           01/01/97
---------------------------------------------------------------------------------------------
Strategic Bond                         6.57%       6.09%             6.05%           02/19/93
---------------------------------------------------------------------------------------------
Global Bond                            0.90%       2.43%             5.76%(B)        03/18/88
---------------------------------------------------------------------------------------------
Total Return                          10.07%        N/A              4.76%           05/03/99
---------------------------------------------------------------------------------------------
Investment Quality Bond                8.58%       4.53%             6.32%(B)        06/18/85
---------------------------------------------------------------------------------------------
Diversified Bond                       9.49%       6.85%             7.84%(B)        08/03/89
---------------------------------------------------------------------------------------------
U.S. Government Securities            10.03%       4.82%             5.96%(B)        03/18/88
---------------------------------------------------------------------------------------------
Money Market                           5.08%       4.06%             3.57%(B)        06/18/85
---------------------------------------------------------------------------------------------
Small Cap Index                         N/A         N/A             -6.79%           05/01/00
---------------------------------------------------------------------------------------------
International Index                     N/A         N/A            -10.24%           05/01/00
---------------------------------------------------------------------------------------------
Mid Cap Index                           N/A         N/A              6.70%           05/01/00
---------------------------------------------------------------------------------------------
Total Stock Market Index                N/A         N/A            -10.44%           05/01/00
---------------------------------------------------------------------------------------------
500 Index                               N/A         N/A             -9.97%           05/01/00
---------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000             -5.84%        N/A              4.99%           01/07/97
---------------------------------------------------------------------------------------------
Lifestyle Growth 820                  -3.73%        N/A              7.07%           01/07/97
---------------------------------------------------------------------------------------------
Lifestyle Balanced 640                 1.75%        N/A              7.53%           01/07/97
---------------------------------------------------------------------------------------------
Lifestyle Moderate 460                 3.46%        N/A              7.79%           01/07/97
---------------------------------------------------------------------------------------------
Lifestyle Conservative 280             6.88%        N/A              7.46%           01/07/97
---------------------------------------------------------------------------------------------

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

(B)  10 year average annual return.

(C) Performance is the same regardless of whether redemption occurs at the end of the time period.

                                  NEW CONTRACT
                STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
                       CALCULATED AS OF DECEMBER 31, 2000


                                                                Since Inception
                                                                 or 10 Years,        Inception
Portfolio                             1 Year      5 Year      whichever is shorter    Date(A)
----------------------------------------------------------------------------------------------
Internet Technologies                   N/A         N/A            -43.93%           05/01/00
----------------------------------------------------------------------------------------------
Pacific Rim Emerging Markets         -24.71%        N/A             -6.45%           01/01/97
----------------------------------------------------------------------------------------------
Science & Technology                 -34.36%        N/A             19.66%           01/01/97
----------------------------------------------------------------------------------------------
International Small Cap              -29.48%        N/A              9.91%           03/04/96
----------------------------------------------------------------------------------------------
Aggressive Growth                      2.54%        N/A              8.84%           01/01/97
----------------------------------------------------------------------------------------------
Emerging Small Company                -4.73%        N/A             17.59%           01/01/97
----------------------------------------------------------------------------------------------
Small Company Blend                  -20.10%        N/A              1.45%           05/03/99
----------------------------------------------------------------------------------------------
Dynamic Growth                          N/A         N/A            -36.35%           05/01/00
----------------------------------------------------------------------------------------------
Mid Cap Stock                         -4.40%        N/A             -2.37%           05/03/99
----------------------------------------------------------------------------------------------
All Cap Growth                       -11.19%        N/A             15.40%           03/04/96
----------------------------------------------------------------------------------------------
Overseas                             -19.09%       6.30%             6.36%           01/09/95
----------------------------------------------------------------------------------------------
International Stock                  -16.94%        N/A              5.49%           01/01/97
----------------------------------------------------------------------------------------------
International Value                   -6.88%        N/A             -2.17%           05/03/99
----------------------------------------------------------------------------------------------
Capital Appreciation                    N/A         N/A            -12.30%           11/01/00
----------------------------------------------------------------------------------------------
Strategic Opportunities               -6.79%      12.88%            14.19%(B)        06/18/85
----------------------------------------------------------------------------------------------
Small Company Value                    5.46%        N/A              0.79%           10/01/97
----------------------------------------------------------------------------------------------
Global Equity                         11.69%      11.67%            10.72%(B)        03/18/88
----------------------------------------------------------------------------------------------
Growth                               -27.61%        N/A             12.31%           07/15/96
----------------------------------------------------------------------------------------------
Large Cap Growth                     -14.63%      10.99%            11.41%(B)        08/03/89
----------------------------------------------------------------------------------------------
Quantitative Equity                    5.83%        N/A             20.50%           01/01/97
----------------------------------------------------------------------------------------------
Blue Chip  Growth                     -3.20%      18.45%            12.83%           12/11/92
----------------------------------------------------------------------------------------------
Real Estate Securities                25.14%        N/A              3.58%           01/01/97
----------------------------------------------------------------------------------------------
Real Estate Securities                25.14%        N/A              3.58%           01/01/97
----------------------------------------------------------------------------------------------
Value                                 24.01%        N/A              9.31%           01/01/97
----------------------------------------------------------------------------------------------
Tactical Allocation                     N/A         N/A             -3.48%           05/01/00
----------------------------------------------------------------------------------------------
Growth & Income                       -7.54%      17.38%            15.01%           04/23/91
----------------------------------------------------------------------------------------------
U.S. Large Cap Value                   2.32%        N/A              2.85%           05/03/99
----------------------------------------------------------------------------------------------



Equity-Income                         12.49%      14.17%            13.45%           02/19/93
----------------------------------------------------------------------------------------------
Income & Value                         4.47%      10.34%            10.62%(B)        08/03/89
----------------------------------------------------------------------------------------------
Balanced                              -9.74%        N/A              4.19%           01/01/97
----------------------------------------------------------------------------------------------
High Yield                            -9.38%        N/A              2.84%           01/01/97
----------------------------------------------------------------------------------------------
Strategic Bond                         6.90%       6.72%             6.70%           02/19/93
----------------------------------------------------------------------------------------------
Global Bond                            1.23%       3.04%             6.40%(B)        03/18/88
----------------------------------------------------------------------------------------------
Total Return                          10.41%        N/A              5.27%           05/03/99
----------------------------------------------------------------------------------------------
Investment Quality Bond                8.91%       5.16%             6.97%(B)        06/18/85
----------------------------------------------------------------------------------------------
Diversified Bond                       9.83%       7.48%             8.49%(B)        08/03/89
----------------------------------------------------------------------------------------------
U.S. Government Securities            10.37%       5.45%             6.61%(B)        03/18/88
----------------------------------------------------------------------------------------------
Money Market                           5.41%       4.68%             4.23%(B)        06/18/85
----------------------------------------------------------------------------------------------
Small Cap Index                         N/A         N/A             -6.65%           05/01/00
----------------------------------------------------------------------------------------------
International Index                     N/A         N/A            -10.11%           05/01/00
----------------------------------------------------------------------------------------------
Mid Cap Index                           N/A         N/A              6.84%           05/01/00
----------------------------------------------------------------------------------------------
Total Stock Market Index                N/A         N/A            -10.31%           05/01/00
----------------------------------------------------------------------------------------------
500 Index                               N/A         N/A             -9.84%           05/01/00
----------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000             -5.53%        N/A              5.59%           01/07/97
----------------------------------------------------------------------------------------------
Lifestyle Growth 820                  -3.41%        N/A              7.68%           01/07/97
----------------------------------------------------------------------------------------------
Lifestyle Balanced 640                 2.07%        N/A              8.14%           01/07/97
----------------------------------------------------------------------------------------------
Lifestyle Moderate 460                 3.79%        N/A              8.40%           01/07/97
----------------------------------------------------------------------------------------------
Lifestyle Conservative 280             7.22%        N/A              8.08%           01/07/97
----------------------------------------------------------------------------------------------

(A) Inception date of the sub-account of the Variable Account which invests in the portfolio.

(B)  10 year average annual return.

(C)  10 year average annual return.

                                  NEW CONTRACT
             NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES(C)
                       CALCULATED AS OF DECEMBER 31, 2000




                                                                Since Inception
                                                                  or 10 Years,       Inception
Portfolio                            1 Year      5 Year        whichever is shorter    Date
----------------------------------------------------------------------------------------------
Internet Technologies                   N/A         N/A            -43.93%           05/01/00
----------------------------------------------------------------------------------------------
Pacific Rim Emerging  Markets(A)     -24.71%      -3.99%            -2.46%           10/04/94
----------------------------------------------------------------------------------------------
Science & Technology                 -34.36%        N/A             19.66%           01/01/97
----------------------------------------------------------------------------------------------
International Small Cap              -29.48%        N/A              9.91%           03/04/96
----------------------------------------------------------------------------------------------
Aggressive Growth                      2.54%        N/A              8.84%           01/01/97
----------------------------------------------------------------------------------------------
Emerging Small Company                -4.73%        N/A             17.59%           01/01/97
----------------------------------------------------------------------------------------------
Small Company Blend                  -20.10%        N/A              1.45%           05/03/99
----------------------------------------------------------------------------------------------
Dynamic Growth                          N/A         N/A            -36.35%           05/01/00
----------------------------------------------------------------------------------------------
Mid Cap Stock                         -4.40%        N/A             -2.37%           05/03/99
----------------------------------------------------------------------------------------------
All Cap Growth                       -11.19%        N/A             15.40%           03/04/96
----------------------------------------------------------------------------------------------
Overseas                             -19.09%       6.30%             6.36%           01/09/95
----------------------------------------------------------------------------------------------
International Stock                  -16.94%        N/A              5.49%           01/01/97
----------------------------------------------------------------------------------------------
International Value                   -6.88%        N/A             -2.17%           05/03/99
----------------------------------------------------------------------------------------------
Capital Appreciation                    N/A         N/A            -12.30%           11/01/00
----------------------------------------------------------------------------------------------
Strategic Opportunities               -6.79%      12.88%            14.19%(B)        06/18/85
----------------------------------------------------------------------------------------------
Global Equity                         11.69%      11.67%            10.72%(B)        03/18/88
----------------------------------------------------------------------------------------------
Growth                               -27.61%        N/A             12.31%           07/15/96
----------------------------------------------------------------------------------------------
Large Cap Growth                     -14.63%      10.99%            11.41%(B)        08/03/89
----------------------------------------------------------------------------------------------
Quantitative  Equity(A)                5.83%      19.28%            16.30%(B)        04/30/87
----------------------------------------------------------------------------------------------
Blue Chip  Growth                     -3.20%      18.45%            12.83%           12/11/92
----------------------------------------------------------------------------------------------
Real Estate  Securities(A)            25.14%       8.15%            12.89%(B)        04/30/87
----------------------------------------------------------------------------------------------
Small Company Value                    5.46%        N/A              0.79%           10/01/97
----------------------------------------------------------------------------------------------
Value                                 24.01%        N/A              9.31%           01/01/97
----------------------------------------------------------------------------------------------
Tactical Allocation                     N/A         N/A             -3.48%           05/01/00
----------------------------------------------------------------------------------------------
Growth & Income                       -7.54%      17.38%            15.01%           04/23/91
----------------------------------------------------------------------------------------------
U.S. Large Cap Value                   2.32%        N/A              2.85%           05/03/99
----------------------------------------------------------------------------------------------
Equity-Income                         12.49%      14.17%            13.45%           02/19/93
----------------------------------------------------------------------------------------------

Income & Value                         4.47%      10.34%            10.62%(B)        08/03/89
----------------------------------------------------------------------------------------------
Balanced                             - 9.74%        N/A              4.19%           01/01/97
----------------------------------------------------------------------------------------------
High Yield                            -9.38%        N/A              2.84%           01/01/97
----------------------------------------------------------------------------------------------
Strategic Bond                         6.90%       6.72%             6.70%           02/19/93
----------------------------------------------------------------------------------------------
Global Bond                            1.23%       3.04%             6.40%(B)        03/18/88
----------------------------------------------------------------------------------------------
Total Return                          10.41%        N/A              5.27%           05/03/99
----------------------------------------------------------------------------------------------
Investment Quality Bond                8.91%       5.16%             6.97%(B)        06/18/85
----------------------------------------------------------------------------------------------
Diversified Bond                       9.83%       7.48%             8.49%(B)        08/03/89
----------------------------------------------------------------------------------------------
U.S. Government Securities            10.37%       5.45%             6.61%(B)        03/18/88
----------------------------------------------------------------------------------------------
Money Market                           5.41%       4.68%             4.23%(B)        06/18/85
----------------------------------------------------------------------------------------------
Small Cap Index                         N/A         N/A             -6.65%           05/01/00
----------------------------------------------------------------------------------------------
International Index                     N/A         N/A            -10.11%           05/01/00
----------------------------------------------------------------------------------------------
Mid Cap Index                           N/A         N/A              6.84%           05/01/00
----------------------------------------------------------------------------------------------
Total Stock Market Index                N/A         N/A            -10.31%           05/01/00
----------------------------------------------------------------------------------------------
500 Index                               N/A         N/A             -9.84%           05/01/00
----------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000             -5.53%        N/A              5.59%           01/07/97
----------------------------------------------------------------------------------------------
Lifestyle Growth 820                  -3.41%        N/A              7.68%           01/07/97
----------------------------------------------------------------------------------------------
Lifestyle Balanced 640                 2.07%        N/A              8.14%           01/07/97
----------------------------------------------------------------------------------------------
Lifestyle Moderate 460                 3.79%        N/A              8.40%           01/07/97
----------------------------------------------------------------------------------------------
Lifestyle Conservative 280             7.22%        N/A              8.08%           01/07/97
----------------------------------------------------------------------------------------------

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

(B)  10 year average annual return.

(C) Performance is the same regardless of whether redemption occurs at the end of the time period.


                                    * * * * *

     In addition to the non-standardized returns quoted above, each of the sub-accounts may from time to time quote aggregate non-standardized total returns calculated in the same manner as set forth above for other time periods. From time to time the Trust may include in its advertising and sales literature general discussions of economic theories, including but not limited to, discussions on how demographic and political trends can affect the financial markets. Further, the Trust may also include in its advertising and sales literature specific information on each of the Trust's subadvisers, including but not limited to, research capabilities of a subadviser, assets under management, information relating to other clients of a subadviser, and other generalized information.

                                    SERVICES

INDEPENDENT AUDITORS


     The audited consolidated financial statements of the Company and the Variable Account at December 31, 2000 and 1999 and for the three years in the period ended December 31, 2000 and for the Variable Account at December 31, 2000 and for the two years in the period ended December 31, 2000 appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


SERVICING AGENT

     Computer Sciences Corporation Financial Services Group ("CSC FSG") provides to us a computerized data processing recordkeeping system for variable annuity administration. CSC FSG provides various daily, semimonthly, monthly, semiannual and annual reports including:

     -    daily updates on:

          -    accumulation unit values

          -    variable annuity participants and transaction

          -    agent production and commissions;

     -    semimonthly commission statements;

     -    monthly summaries of agent production and daily transaction reports;

     -    semiannual statements for contract owners; and

     -    annual contract owner tax reports.

We pay CSC FSG approximately $7.80 per policy per year, plus certain other fees for the services provided.

PRINCIPAL UNDERWRITER


     Manulife Financial Securities, LLC, an indirect wholly owned subsidiary of MFC, serves as principal underwriter t the contracts. Prior to January 1, 2002, Manufacturers Securities Services, LLC ("MSS") a Delaware limited liability company controlled by us, served as principal underwriter of the contracts. Contracts are offered on a continuous basis. The aggregate dollar amount of underwriting commissions paid to MSS in 2000, 1999 and 1998 were $251,409,183, $183,494,116 and $122,828,714 , respectively. MSS did not retain any of these amounts during such periods.

                          AUDITED FINANCIAL STATEMENTS

                                     PART C

                               OTHER INFORMATION

Guide to Name Changes and Successions:




The following name changes took place November 1, 1997:
            Old Name                                                    New Name
NAWL Holding Co., Inc.                     Manulife-Wood Logan Holding Co., Inc.

The following name changes took place September 24, 1999:
            Old Name                                                    New Name
Wood Logan Associates, Inc.                            Manulife Wood Logan, Inc.

On September 30, 1997, Manufacturers Securities Services, LLC succeeded to the business of NASL Financial Services, Inc.


The following changes are scheduled to become effective January 1, 2002: The Manufacturers Life Insurance Company of North America ("Manulife North America") will merge into The Manufacturers Life Insurance Company (U.S.A.) with the latter becoming the owner of all of Manulife North America's assets including the assets of Separate Account A.


                                    * * * * *

Item 24. Financial Statements and Exhibits

     (a)  Financial Statements


          (1) Financial Statements of the Registrant, The Manufacturers Life Insurance Company (U.S.A.) Separate Account H (Part B of the registration statement). - TO BE FILED BY AMENDMENT

          (2) Financial Statements of the Depositor, The Manufacturers Life Insurance Company (U.S.A.) (Part B of the registration statement). - TO BE FILED BY AMENDMENT


     (b)  Exhibits


          (1)  (i)   Resolution of the Board of Directors of The Manufacturers
                     Life Insurance Company (U.S.A.) establishing the The
                     Manufacturers Life Insurance Company Separate Account H -
                     TO BE FILED BY AMENDMENT


          (2) Agreements for custody of securities and similar investments - Not Applicable.


          (3)  (i)   Form of Underwriting Agreement - Incorporated by reference to Exhibit 3 (i) to post-amendment No. 6 on Form N-4, file number 33-76162, filed March 1, 1999 on behalf of The
                     Manufacturers Life Insurance Company of North America.

               (ii)  Form of broker-dealer agreement - Filed Herewith

               (iii) Form of Promotional Agent Agreement. Incorporated by
                     reference to Exhibit 3 (iii) to pre-effective amendment no. 1 to registration statement filed on Form N-4, file number 333-38081 filed on March 17, 1998 on behalf of The Manufacturers Life Insurance Company of North America.

          (4)  (i)   Form of Flexible Payment Deferred Combination Fixed and
                     Variable Group Annuity Contract, Non-Participating --
                     Incorporated by reference to Exhibit 4 (i) to registration statement filed on Form N-4, file number 333-38081 filed on October 16, 1997 on behalf of The Manufacturers Life
                     Insurance Company of North America.

               (ii) Specimen Certificate Under Flexible Payment Deferred Combination Fixed and Variable Group Annuity Contract, Non-Participating --Incorporated by reference to Exhibit 3
                     (ii) to registration statement filed on Form N-4, file number 333-38081 filed on October 16, 1997 on behalf of The Manufacturers Life

                    Insurance Company of North America.


              (iii) Specimen Endorsements to Contract: (i) Individual
                    Retirement Annuity Endorsement; (ii) ERISA Tax-sheltered Annuity Endorsement; (iii) Tax-sheltered Annuity Endorsement; (iv) Section 401 Plans Endorsement; (v) Texas Optional Retirement Program Endorsement; (vi) Qualified Contract Provisions; (vii) Fixed Account Endorsement; (viii) Death Benefit Endorsement - Incorporated by reference to Exhibit (b)(4)(iii) to registration statement filed on Form N-4, file number 333-38081 filed February 26, 1998 on behalf of The Manufacturers Life Insurance Company of North America.

               (iv) Individual Retirement Annuity Endorsement -- Incorporated by
                    reference to Exhibit 3 (iv) to registration statement filed on Form N-4, file number 333-38081 filed on October 16, 1997 on behalf of The Manufacturers Life Insurance Company of North America.

               (v) Roth Individual Retirement Annuity Endorsement - Incorporated by reference to Exhibit (b)(4)(ii)(F) to registration statement filed on Form N-4, file number 33-76162, filed March 1, 1999 on behalf of The Manufacturers Life Insurance Company of North America.

               (vi) 457 Plan Endorsements - Incorporated by reference to Exhibit
                    (b)(4)(vi) to post-effective amendment no. 4 to registration statement filed on Form N-4, file number 333-38081, filed on April 25, 2001 on behalf of The Manufacturers Life Insurance Company of North America.

          (5) (i) Specimen Application for Flexible Payment Deferred Combination fixed and Variable Group Annuity Contract, Non-Participating. - Incorporated by reference to Exhibit 3
                    (iv) to pre-effective amendment No. 1 registration statement on Form N-4, file number 333-38081, filed on March 17, 1998 on behalf of The Manufacturers Life Insurance Company of North America.


               (ii) Specimen Certificate Application - Incorporated by reference to Exhibit (b)(5)(ii) to post effective amendment no. 4 to Form N-4, file number 33-76684, filed February 26, 1998 on behalf of Separate Account A of The Manufacturers Life Insurance Company of North America.


          (6) (i) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) -- Incorporated by reference to Exhibit A(6) to the registration statement on Form S-6 filed July 20, 2000 (File No. 333-41814).

               (vi) By-laws of The Manufacturers Life Insurance Company (U.S.A.)
                    -- Incorporated by reference to Exhibit A(6)(b) to the registration statement on Form S-6 filed July 20, 2000 (File No. 333-41814).

          (7) (i) Form of contract of reinsurance in connection with the variable annuity contracts being offered - Variable Annuity Guaranteed Death Benefit Reinsurance Contract with Connecticut General Life Insurance Company, effective July 1, 1995 -- Incorporated by reference to Exhibit (b)(7)(ii) to post-effective amendment no. 2 to Form N-4,file number 33-76684, filed March 1, 1996 on behalf of the NASL Variable Account of North American Security Life Insurance Company.

               (ii) Form of contract of reinsurance in connection with the variable annuity contracts being offered - Variable Annuity Guaranteed Death Benefit Reinsurance Contract with Connecticut General Life Insurance Company, effective July 1, 1995 -- Incorporated by reference to Exhibit (b)(7)(iii) to post-effective amendment no. 2 to Form N-4, file number 33-76684, filed March 1, 1996 on behalf of the NASL Variable Account of North American Security Life Insurance Company.


              (iii) Form of contract of reinsurance in connection with the variable annuity contracts being offered - Automatic Reinsurance Agreement with Swiss Re America, effective August 1, 1995 -- Incorporated by reference to Exhibit
                    (b)(7)(iv) to post-effective amendment no. 3 to Form N-4, file number 33-76684, filed February 28, 1997 on behalf of the NASL Variable Account of North American Security Life Insurance Company.

               (iv) Form of contract of reinsurance in connection with the variable annuity contracts being offered - Reinsurance Agreement with PaineWebber Life Insurance Company, effective December 31, 1994 -- Previously filed as Exhibit (b)(7)(v) to post-effective amendment no. 3 to Form N-4, file no. 33-76684, filed February 28, 1997.

               (v) Form of coinsurance Agreement with Peoples Security Life Insurance Company, effective June 30, 1995 - Incorporated by reference to Exhibit 10(iv) to pre-effective amendment No. 1 to Form S-1, file number 333-6011 filed January 29, 1997


          (8) Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:


               (i) Form of Remote Service Agreement dated November 1, 1996 with CSC Continuum, Inc.-- Incorporated by reference to Exhibit
                    (b)(8)(i) to post-effective amendment no. 3 to Form N-4, file number 33-76684 , filed February 28, 1997 on behalf of the NASL Variable Account of North American Security Life Insurance Company.

               (ii) Amendment to Remote Service Agreement dated April 1, 1998 with CSC Continuum Inc. -- Incorporated by reference to Exhibit (b)(8)(ii) to post effective amendment no. 9 to Form N-4, file number 33-77878, filed April 27, 2000.

              (iii) Amendment to Remote Service Agreement dated March 1999 with
                    CSC Continuum Inc. - Incorporated by reference to Exhibit
                    (b)(8)(ii) to post-effective amendment no. 9 to Form N-4, file number 33-76162 filed April 27, 2000.

               (iv) Form of Merger Agreement with The Manufacturers Life
                    Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of North America - Filed Herewith

          (9) Opinion of Betsy Anne Seel, Esq. as to the legality of the securities being registered and consent to use of opinion - TO BE FILED BY AMENDMENT

          (10) Written consent of Ernst & Young LLP independent certified public accountants. - TO BE FILED BY AMENDMENT


          (11) All financial statements omitted from Item 23, Financial Statements -- Not Applicable.

          (12) Agreements in consideration for providing initial capital between or among Registrant, Depositor Underwriter or initial contract owners -- Not Applicable.

          (13) Schedule for computation of performance quotations provided in the Registration Statement in response to Item 21--Incorporated by reference to Exhibit (b)(13) to post-effective amendment no. 2 to Form N-4, file number 33-76684, filed March 1, 1996 on behalf of the NASL Variable Account of North American Security Life Insurance Company.

          (14) Financial Data Schedule --Not Applicable


          (15) . Powers of Attorney

               (i) (Felix Chee, Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Joseph J. Pietroski, Rex Schaybaugh) incorporated by reference to exhibit 7 to initial registration statement on Form S-6, file number 333-41814 filed July 20, 2000 on behalf of The Manufacturers Life Insurance Company (U.S.A.)

               (ii) Powers of Attorney (John Ostler) - FILED HEREWITH

              (iii) Powers of Attorney (Jim Boyle, John Lyon) - FILED HEREWITH


Item 25. Directors and Officers of the Depositor.


OFFICERS AND DIRECTORS OF THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)


Name and Principal
Business Address              Position with Depositor
------------------            -----------------------


John D. DesPrez III**         Director and Chairman of the Board of Directors,
                              President
James Boyle***                Director
Robert A. Cook**              Senior Vice President, U.S. Insurance; Director
Peter Copestake*              Vice President, Finance
James D. Gallagher**          Vice President, Secretary and General Counsel
Donald Guloien*               Executive Vice President and Chief Financial
                              Officer
Geoffrey Guy*                 Director
John Lyon*                    Vice President and Chief Financial Officer,
                              Investments
James O'Malley*               Senior Vice President, U.S. Group Pension;
                              Director
Joseph J. Pietroski*          Director
Rex Schaybaugh, Jr.*          Director
John Ostler*                  Vice President and Chief Financial Officer
Warren Thomson                Senior Vice President, Investments
Denis Turner*                 Vice President and Treasurer

* Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.
** Principal business address is Manulife Financial, 73 Tremont Street, Boston,
   MA 02116.
***Principal business address is Manulife Financial, 500 Boylston Street,
   Boston, MA 02116


Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.


                         MANULIFE FINANCIAL CORPORATION
                          CORPORATE ORGANIZATION CHART
                               As Of June 30, 2001




                                                                                            JURISDICTION OF
AFFILIATE                                                      LEGAL ID     % OF EQUITY      INCORPORATION
-----------------------------------------------------------------------------------------------------------
Manulife Financial Corporation                                      2            100            Canada
  The Manufacturers Life Insurance Company                          1            100            Canada
    Manucab Ltd.(x)                                                30            100            Canada
    MF Leasing (Canada) Inc.                                      169            100            Ontario
       1332953 Ontario Inc.                                       168            100            Ontario
    MLI Resources Inc.                                            194            100            Alberta
    Manulife Financial Services Inc.                              190            100            Canada
    1293319 Ontario Inc.                                          170            100            Ontario
    Enterprise Capital Management Inc.                              0             20            Ontario
    Cantay Holdings Inc.                                           51            100            Ontario
    994744 Ontario Inc.                                           122            100            Ontario

    DomLife Realty Limited                                                       100            Canada
    3550435 Canada Inc.                                           107            100            Canada
       Commercial Union Life Assurance Company of Canada          106            100            Canada
    3426505 Canada Inc.                                           161            100            Canada
    Manulife Bank of Canada                                        58            100            Canada
    Manulife Securities International Ltd.                         79            100            Canada
    NAL Resources Limited                                         117            100            Alberta
    Manulife International Capital Corporation Limited            135            100            Ontario
        Golf Town Canada Inc.                                     145          59.89            Canada
        VFC Inc.                                                    0             25            Canada
        1198184 Ontario Limited                                   134            100            Ontario
        Regional Power Inc.                                       136             80            Ontario
           La Regionale Power Port-Cartier Inc.                     0            100            Canada
           La Regionale Power Angliers Inc.                         0            100            Canada
           Addalam Power Corporation                                0             50            Philippines
        Luxell Technologies Inc.                                    0          13.04            Ontario
    FNA Financial Inc.                                            115            100            Canada
        NAL Trustco Inc.                                            0            100            Ontario
        First North American Insurance Company                    111            100            Canada
        Elliott & Page Limited                                    116            100            Ontario
        Seamark Asset Management Ltd.                             118          67.86            Canada
        NAL Resources Management Limited                          120            100            Canada
    Manulife European Holdings (Alberta) Limited                  146            100            Alberta
         Manulife Hungary KFT                                     149             99**          Hungary
    The Manufacturers Investment Corporation                       87            100            Michigan
        Manulife Reinsurance Corporation (U.S.A.)                  20            100            Michigan
           Manulife Reinsurance Limited                            67            100            Bermuda
               MRL Holding, LLC                                    80            100            Delaware
           The Manufacturers Life Insurance Company (U.S.A.)       19           96.1*           Michigan
               Flex Holding, LLC                                    0           22.4            Delaware
                  Flex Leasing I, LLC                               0          99.99            Delaware
               Flex Leasing II, LLC                                 0           19.6            Delaware
               Ennal, Inc.                                        124            100            Ohio

                                                                                                JURISDICTION OF
AFFILIATE                                                                LEGAL ID  % OF EQUITY   INCORPORATION
---------------------------------------------------------------------------------------------------------------
           ESLS Investment Limited, LLC                                    167         100         Ohio
           Thornhill Leasing Investments, LLC                                           90         Delaware
           The Manufacturers Life Insurance Company of America              17         100         Michigan
              Manulife Holding Corporation                                  21         100         Delaware
                  ManEquity, Inc.                                            5         100         Colorado
                  Manufacturers Adviser Corporation                          6         100         Colorado
                  Manulife Capital Corporation                             144         100         Delaware
                     MCC  Asset Management Inc.                            186         100         Delaware
                     MF Private Capital, Inc.                              182         100         Delaware
                        MF Private Capital Securities, Inc.                119         100         Delaware
                          OMFPC Insurance Advisors, Inc.                   184         100         Delaware
                        MF Private Capital Ventures, Inc.                  183         100         Delaware
                  Manulife Property Management of Washington, D.C., Inc.     0         100         Wash., D.C.
                  ManuLife Service Corporation                               7         100         Colorado
                  Manulife Leasing Co., LLC                                             80         Delaware
           Dover Leasing Investments, LLC                                               99         Delaware
           Ironside Venture Partners I LLC                                 196         100         Delaware
              NewRiver Investor Communications Inc.                          0       14.67         Delaware
              Linx Communications Inc.                                       0       12.39         Delaware
           Ironside Venture Partners II LLC                                197         100         Delaware
           Manulife-Wood Logan Holding Co., Inc.                            98         100         Delaware
              Manulife Wood Logan, Inc.                                     91         100         Connecticut
              The Manufacturers Life Insurance Company of North America     93         100         Delaware
                  Manufacturers Securities Services, LLC                    97          90(+)      Delaware
                  The Manufacturers Life Insurance Company of New York      94         100         New York
Manulife International Investment Management Limited                        64         100         U.K.
   Manulife International Fund Management Limited                            0         100         U.K.
WT(SW) Properties Ltd.                                                      82         100         U.K.
Manulife Europe Ruckversicherungs-Aktiengesellschaft                       138         100         Germany
MIL Holdings (Bermuda) Limited                                             147         100         Bermuda
Manulife International Holdings Limited                                    152         100         Bermuda
    Manulife Provident Funds Trust Company Limited                         163         100         Hong Kong
    Manulife (International) Limited                                        28         100         Bermuda
       Manulife-Sinochem Life Insurance Co. Ltd.                            43          51         China
       The Manufacturers (Pacific Asia) Insurance Company Limited           61         100         Hong Kong
       Manulife Consultants Limited                                          0         100         Hong Kong
       Manulife Financial Shareholdings Limited                              0         100         Hong Kong
       Manulife Financial Management Limited                                 0         100         Hong Kong
       Manulife Financial Group Limited                                      0         100         Hong Kong
       Manulife Financial Investment Limited                                 0         100         Hong Kong
    Manulife Funds Direct (Barbados) Limited                                78         100         Barbados
       P.T. Manulife Aset Manajemen Indonesia                                0          55         Indonesia
       Manulife Funds Direct (Hong Kong) Limited                             0         100         Hong Kong

                                                                                               JURISDICTION OF
AFFILIATE                                                           LEGAL ID   % OF EQUITY      INCORPORATION
--------------------------------------------------------------------------------------------------------------
    Manulife Data Services Inc.                                        81           100            Barbados
    ManuLife (International) Reinsurance Limited                       34           100            Bermuda
        Manufacturers P&C Limited                                      36           100            Barbados
        Manufacturers Life Reinsurance Limited                         49           100            Barbados
        Manulife Management Services Ltd.                             191           100            Barbados
    Chinfon-Manulife Insurance Company Limited                        188            60            Vietnam
    Chinfon-Manulife Insurance Company Limited                         59            60            Bermuda
    OUB Manulife Pte. Ltd.                                             14            50            Singapore
    The Manufacturers Life Insurance Co. (Phils.), Inc.               164           100            Philippines
        Manulife Financial Plans, Inc.                                187           100            Philippines
    P.T. Asuransi Jiwa Manulife Indonesia                              42            71            Indonesia
        P.T. Buanadaya Sarana Informatika                               0           100            Indonesia
        P.T. Asuransi Jiwa Arta Mandiri Prima                          42           100            Indonesia
    Manulife (Malaysia) SDN.BHD.                                       74           100            Malaysia
      Manulife Holdings (Hong Kong) Limited                            15           100            Hong Kong
    Manulife Financial Systems (Hong Kong) Limited                     53           100            Hong Kong
    Manulife Century Investments (Alberta) Inc.                       171           100            Alberta
       Manulife Century  Life Insurance Company                       180            35(4)         Japan
       Manulife Century Investments (Bermuda) Limited                 172           100            Bermuda
            Manulife System Service Kabushiki Kaisha                  192            90(3)         Japan
            Manulife Century Investments (Luxembourg) S.A.            173           100            Luxembourg
                Manulife Century Investments (Netherlands) B.V.       174           100            Netherlands
                  Daihyaku Manulife Holdings (Bermuda) Limited        175           100            Bermuda
                  Manulife Century Holdings (Netherlands) B.V.        195           100            Netherlands
                   Kyoritsu Confirm Co., Ltd.                         179          90.9(1)         Japan
                   Manulife Premium Collection Co., Ltd.              178            57(2)         Japan
                         Manulife Century Business Company            177           100            Japan

(x)  Inactive subsidiaries are noted in italics.

* 3.9% of The Manufacturers Life Insurance Company (USA) is owned by .MRL Holding LLC.

** 1% of Manulife Hungary Holdings KFT is owned by The Manufacturers Life Insurance Company.

+ 10% of Manufacturers Securities Services, LLC is owned by The Manufacturers Life Insurance Company of New York.

(1) 9.1% of Kyoritsu Confirm Co., Ltd. is owned by Manulife Century Life Insurance Company.

(2) 10% of Manulife Premium Collection Co., Ltd. is owned by Manulife Century Life Insurance Company .

(3) 10% of Manulife System Service Kabushiki Kaisha is owned by Manulife Century Life Insurance Company.

(4) 32.6% of Manulife Century Life Insurance Company is owned by Manulife Century Investments (Netherlands) B.V. and 32.4% by Manulife Century Holdings (Netherlands) B.V.



Item 27. Number of Contract owners.


As of September 30, 2001, there were no qualified contracts and no nonqualified contracts outstanding (no qualified prior contracts and no nonqualified prior contracts).


Item 28. Indemnification.


Article XII of the Restated Articles of Redomestication of the Company provides as follows:

No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

iv)  a transaction from which the director derived an improper personal benefit;
     or

v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this
Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.


Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.


     a. Set forth below is information concerning other investment companies for which Manulife Financial Securities , LLC, the principal underwriter of the contracts, acts as investment adviser or principal underwriter.


Name of Investment Company                  Capacity in which acting
--------------------------                  ------------------------


The Manufacturers Life Insurance            Principal Underwriter
Company (U.S.A.)
Separate Account H

The Manufacturers Life Insurance            Principal Underwriter
Company (U.S.A.)
Separate Account I

The Manufacturers Life Insurance            Principal Underwriter
Company (U.S.A.)
Separate Account J

The Manufacturers Life Insurance            Principal Underwriter
Company (U.S.A.)
Separate Account K

Name of Investment Company                  Capacity in which acting
--------------------------                  ------------------------

The Manufacturers Life Insurance            Principal Underwriter
Company (U.S.A.)
Separate Account M


The Manufacturers Life Insurance            Principal Underwriter
Company of New York
Separate Account A

The Manufacturers Life Insurance            Principal Underwriter
Company of New York
Separate Account B


     b. The Manufacturers Life Insurance Company (U.S.A.) is the managing member of Manulife Financial Securities , LLC and has sole power to act on behalf of Manulife Financial Securities , LLC. The officers and directors of The Manufacturers Life Insurance Company (U.S.A.) are set forth under Item 25.


     c.  None.

Item 30. Location of Accounts and Records.

All books and records are maintained at 500 Boylston Street, Suite 400, Boston, MA 02116-3739 and at 73 Tremont Street, Boston, MA 02108.

Item 31. Management Services.

None.

Item 32. Undertakings.

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940


The Manufacturers Life Insurance Company (U.S.A.) (the "Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

As a condition to the grant of effectiveness of this Registration Statement prior to consummation of the merger of The Manufacturers Life Insurance Company of North America into The Manufacturers Life Insurance Company (U.S.A.), Registrant hereby undertakes not to offer or sell to the public any securities of which Registrant is the issuer unless and until the merger is consummated and a registration statement for Registrant is filed pursuant to Section 8 of the Investment Company Act of 1940 to reflect the change in depositor, which registration statement may take the form of an amendment to the Form N-4 of Separate Account A of The Manufacturers Life Insurance of North America (File no. 811-4113).

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 3rd day of October, 2001.


SEPARATE ACCOUNT H OF
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
    COMPANY (U.S.A.)
    (Depositor)

By: /s/ John D. DesPrez III
    ---------------------------
    John D. DesPrez III
    President


     Pursuant to the requirements of the Securities Act of 1933, the Depositor has duly caused this Registration Statement to be signed by the undersigned on the 3rd day of October, 2001 in the City of Boston, Massachusetts.


THE MANUFACTURERS LIFE
INSURANCE COMPANY (U.S.A.)

By: /s/ John D. DesPrez III
    ------------------------------
    John D. DesPrez III
    President

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 3rd day of October, 2001.


Signature                               Title
---------                               -----

/s/ John D. DesPrez III                 Chairman and President
--------------------------              (Principal Executive Officer)
John D. DesPrez  III

*                                       Vice President and
--------------------------              Chief Financial Officer
John Ostler

*                                       Director
--------------------------
James Boyle

*                                       Director
--------------------------
Robert A. Cook

/s/ James D. Gallagher                  Director
--------------------------
James D. Gallagher

*                                       Director
--------------------------
Geoffrey Guy

*                                       Director
--------------------------
James O'Malley

*                                       Director
--------------------------
Joseph J. Pietroski

*                                       Director
--------------------------
Rex Schaybaugh, Jr.


*/s/ James D. Gallagher
--------------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                  EXHIBIT INDEX

Exhibit No.         Description
-----------         -----------


 3(ii)              Form of Broker-Dealer Agreement

 8(iv)              Form of Merger Agreement

 (15)(i)            Power of Attorney - John Ostler

 (15)(ii)           Powers of Attorney - James Boyle, John Lyon